                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                               Amendment No. 2 to


                                   FORM 10-SB


                            McINTOSH BANCSHARES, INC.
 ------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)

             Georgia                                   58-1922861
 -------------------------------------------------------------------------------
 (State or other jurisdiction of            (I.R.S. Employer Identification No.)
 Incorporation or organization)

 210 South Oak Street, Jackson, Georgia                    30223
--------------------------------------------------------------------------------
(Address of principal executive offices)                (Zip Code)

Issuer's telephone number: (770) 775-8300
                          -----------------------

Securities to be registered under Section 12(b) of the Act:

       Title of each class                     Name of each exchange on which
       to be so registered                     each class is to be registered

Not applicable                        Not applicable
--------------------------------      ------------------------------------------



Securities to be registered under Section 12(g) of the Act:

Common Stock, $2.50 per share par value
-------------------------------------------------------------------------------
                          (Title of class)


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                                     PART I

Item 1.  Description of Business

General


         McIntosh Bancshares, Inc. (the "Company"), a bank holding company registered with the Federal Reserve System, was incorporated under the laws of Georgia in 1990 and acquired 100% of the outstanding shares of McIntosh State Bank (the "Bank") on April 25, 1991. The Bank was incorporated under the laws of Georgia on February 14, 1964. In March 1998 the Company capitalized a wholly owned subsidiary, McIntosh Financial Services, Inc. ("MFS"), which was incorporated under the laws of Georgia on January 8, 1998.


Services

         The Bank is a community oriented, full-service commercial bank, serving the Georgia counties of Butts, Jasper, and South Henry through offices in Jackson, Monticello, and Locust Grove. The Bank has five automated teller machines (ATMs). The Bank emphasizes autonomy for each office with decisions made locally. The Bank offers checking, savings, individual retirement, and time deposit accounts, safe deposit boxes, issues ATM and debit cards, conducts wire transfers, and offers internet banking and cash management services. The Bank offers lending services for purposes such as commercial, industrial, real estate, municipal, and leasehold financing as well as offers personal secured and unsecured credit. The Bank provides secondary market financing for conforming residential real estate loans through conventional, Veterans Administration, Federal Housing Administration, or Georgia Residential Financial Administration programs.


         MFS offers mutual fund investments, fixed and variable annuities, life, health, and long term care insurance, estate planning, and investment management services. MFS has a separate office in the Bank's Jackson office. While the Company believes MFS is a vital business line and has strong potential, its operating revenue and income has no material impact on the Company's performance or condition at this time.


Deposits

         As of December 31, 2001, the Bank's deposit base totaled $204,170,348. Deposit segments are as follows:

                                                   Amount          Percentage
                                               ------------        ----------
Noninterest Bearing Demand Accounts            $ 17,902,552           8.7%
Money market and Negotiable Order
   of Withdrawal Accounts                        74,386,185          36.4%
Saving Accounts                                   8,759,197           4.3%
Time Deposits less than $100,000                 37,711,668          18.5%
Time Deposits $100,000 and over                  65,410,746          32.1%
                                               ------------         ------
Total Deposits                                 $204,170,348         100.0%




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     Based on the Federal Deposit Insurance Corporation's (FDIC) Summary of
Deposits for banks and thrifts, the Bank had the following market share for deposits:

                           June 30, 2001              June 30, 2000

                           Share     Rank            Share       Rank
                           -----     ----            -----       ----
Butts                      47.4%       1             52.8%        1
Jasper                     54.1%       1             55.1%        1
Henry - Locust Grove       24.1%       2             15.4%        2


     Competition in the Bank's markets ranges from community, regional, and money-center banks. The primary competition in the Butts county market is from a de-novo institution OSC has been aggressively pricing both loans and deposits to quickly build market share. The Bank's Jasper county office competes against one other long-standing community bank. The northern portion of Jasper county has begun to be more heavily banked by competitors from Newton county. The Bank's newest market, Henry county, is the most competitive where 15 banks with 33 locations compete in one of the nation's ten fastest growing counties. However, the greatest amount of population and development activity is in the northern portion of the county, and the Bank's focus is on southern Henry county where only one other banking competitor has a physical presence.

     The Bank competes by providing good basic banking services at a reasonable price to a middle-American mix of individuals in farm, manufacturing, and service industries. The Bank attempts to distinguish itself by providing superior customer service with market driven products and services.

     It is the opinion of management that the majority of the population in the Bank's market commutes to employment in metropolitan Atlanta. Therefore, the fortunes of the Bank and its customers are tied to the growth and stability of the economy in metropolitan Atlanta. Growth in Henry county has provided greater opportunities for land acquisition, development, and construction lending. Continued growth in this business line is significantly predicated on (i) low interest rates which makes the purchase of single-family dwellings affordable, and (ii) continued job growth which drives demand for housing. As a result of metropolitan Atlanta's growth and its spill over into the Bank's markets over the years, the Bank has experienced a shift in lending activity. In 1997 30.1% of the Bank's loan portfolio was concentrated in commercial and construction real estate. By December 31, 2001, this percentage had grown to 48.7%.


Loans

     The Bank grants both secured and unsecured loans to individuals and businesses. As of December 31, 2001, the Bank's loan portfolio totaled $160,120,711. Loan portfolio segments are as follows:


                                                  Amount          Percentage
                                              ------------        ----------
Commercial, Financial, and Agricultural       $ 17,226,168           10.7%
Real Estate Mortgage                            96,992,193           60.6%
Real Estate Construction                        31,850,240           19.9%
Consumer                                        14,052,110            8.8%
                                              ------------          -----
         Total Loans                          $160,120,711          100.0%




Commercial, Financial, and Agricultural

     The Bank engages in general commercial business lending. Commercial business loans may be secured by various types of business assets, including commercial real estate, and in some cases may be made on an unsecured basis. Commercial business loans are predominantly for small business purposes such as working capital, equipment purchase, business expansion, and acquisition. Commercial business loans also include loans to states, counties and municipalities which are either secured by tax receipts or other real property. The Bank's loan-to-value limitations for commercial business loans not secured by real estate are as follows:

     Collateral                                 Loan-to-Value
     ----------                                 -------------
     Accounts Receivable                              50%
     Aircraft                                         75%
     Agricultural Commodities                     80-100%
     Equipment                                        75%
     Inventory                                        50%
     Life Insurance                                  100%
     Marketable Securities                         50-90%

     Commercial business loans typically mature within five years and/or are tied to the prime lending rate. Risk elements associated with commercial business lending include, but are not limited to: (i) Concentrations of credit to any industry that may suffer an economic downturn that is unrelated to the individual business; (ii) Impairment of collateral values could result from inventory obsolescence, uncollectible accounts receivable, or damaged or missing equipment; (iii) Insufficient cash flow resulting from lack of borrower management expertise or increased competition which could reduce profit margins;
(v) Fraud or mismanagement of the business; (vi) National, regional or local economic factors that may adversely affect a businesses operations; and (vii) Changes in environmental or regulatory laws that may adversely impact a businesses operations. As of December 31, 2001 variable and fixed rate commercial business loans not secured by real estate totaled $6,561,000 and $10,665,000, respectively.

     In conjunction with the Bank's commercial business lending, commercial and standby letters of credit may be issued. Letters of credit are generally secured by business assets under the same guidelines for funded extensions of credit. As of December 31, 2001 the Bank had 31 letters of credit outstanding totaling $717,000.

     While the Bank extends credit for agricultural purposes, agricultural loans not secured by real estate, totaled a nominal $320,000 as of December 31, 2001. Management does not anticipate demand for this type of lending to increase significantly in the future as the Bank's markets continue to become more metropolitan in nature.

Real Estate Mortgage

     The majority of the Bank's lending activity involves loans secured by real estate. Over 81% of the Bank's loan portfolio is collateralized by real estate. The amount the Bank may advance on real estate collateral is limited by Part 365--Real Estate Lending Standards of the FDIC's Rules and Regulations. The loan-to-value limits adopted by the Bank in accordance with these standards are as follows:

     Real Estate Collateral                            Loan-to-Value
     ----------------------                            -------------
     Raw Land                                               65%
     Land Development                                       75%
     Construction (other than residential real estate)      80%
     Construction (residential real estate)                 85%
     Improve Real Estate (including farmland)               85%
     Residential Real Estate                                90%

     For commercial real estate mortgages, collateral may be real property improved with small businesses, multi-family residential properties, or property acquired for the development and/or construction of single-family, multi-family, or commercial retail purposes. As of December 31, 2001 commercial real estate mortgages totaled $82,186,000. Of the total portfolio of commercial real estate mortgages, $47,542,000 or 58% are variable rate loans.


     Although the Bank has a diversified loan portfolio, a substantial portion is secured by improved and unimproved real estate which is dependent on the real estate market. As of December 31, 2001, the Bank had a concentration of loans to finance the acquisition, development, and construction (AD&C) of multifamily, commercial, and residential real estate. This AD&C concentration, including associated unfunded commitments, totals $41,504,659 and represents 22.9% of gross loans and unfunded loan commitments. The Bank has established a maximum of 27.5% of gross loans plus unfunded commitments on the AD&C portion of the portfolio.


     AD&C and permanent commercial real estate lending is generally considered to involve a higher level of risk than residential real estate lending due to the concentration of principal in a limited number of loans and borrowers. In addition, these loans may be less predictable and more difficult to evaluate and monitor. Other risk elements associated with commercial business lending include, but are not limited to: (i) Concentrations of credit to any industry that may suffer an economic downturn that is unrelated to the individual business; (ii) impairment of collateral values that could result from a downturn in real estate values or decreased demand for real estate, (iii) Insufficient cash flow resulting from lack of borrower management expertise or increased competition which can reduce profit margins; (v) Fraud or mismanagement of the business; (vi) National, regional or local economic factors that may adversely affect a businesses operations; (vii) Casualty losses may impair collateral value or may not be insured against and result in the businesses failure; and
(viii) Changes in environmental or regulatory laws that may adversely impact a business's operations.

     For residential real estate mortgages, the Bank extends credit for the purchase or improvement of 1-4 family dwellings. Residential real estate mortgages are either first or junior liens. First lien real estate mortgages are typically granted with fixed rates and three to fifteen year maturities. As of December 31, 2001, first lien residential real estate mortgages totaled $39,697,000. As of December 31, 2001, $22,972,000 or 58% of first lien residential real estate mortgages have remaining maturities of between three and fifteen years. Junior lien residential real estate mortgages as of December 31, 2001 totaled $6,959,000. As of December 31, 2001, $5,584,000 or 80% of junior lien residential real estate mortgages are variable rate loans.

     While credit risk is traditionally much less for residential real estate lending than other lending activities, risk elements associated with this type of lending, include but are not limited to: (i) Impairment of collateral values that could result from a downturn in real estate values or decreased demand for real estate; (ii) Reduced or lost income due to the borrower's disability or unemployment; (iii) Income insufficient to service an excessive debt load; and
(iv) A casualty event could impair collateral value due to lack of or insufficient insurance coverage.

Consumer

     The Bank makes consumer loans for personal, family and household purposes. Such purposes include but are not limited to, purchasing new and used automobiles, motorcycles, boats and recreational vehicles, and manufactures homes. Consumer loans are typically granted with fixed rates of interest and mature within six years.

     Collateral                                 Loan-to-Value
     ----------                                 -------------
     Automobiles                                     90%
     Boats                                           90%
     Manufactured Homes                              80%
     Motorcycles                                     75%
     Recreational Vehicles                           90%

     Unsecured consumer loans may be granted for purposes such as debt consolidation, vacations, education, and wedding or funeral costs. Unsecured consumer loans should have a well understood and defined repayment source and plan. Loans of this type should not exceed 20% of a borrower's annual income and terms should not exceed 30 months. Risk elements associated with consumer lending include but are not limited to: (i) Impairment of collateral values due to damage or unusually high wear; (ii) Reduced or lost income due to the borrower's disability or unemployment; (iii) Income insufficient to service an excessive debt load; and (iv) A casualty event could impair collateral value due to lack of or insufficient insurance coverage.


Lending Policy

     Standards for extensions of credit are contained in the Bank's loan policy. Loans are predominately from borrowers within the Bank's delineated areas of Butts, Jasper and South Henry counties. Loans are granted to individuals or businesses on either an unsecured or secured basis. Limits covering the maximum amount of indirect and direct debt to any one borrower, the maximum amount a loan officer may lend, the maximum amount of funds that may be advanced on certain collateral, and the maximum lending authority of the Bank's loan committee are contained in the loan policy. The loan policy is reviewed and approved annually by the Bank's board of directors.

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Loan Review and Non-Performing Assets

         The Bank contracts with a third party for its loan review. The scope of loan review covers credits $100,000 and over, all commercial credits, all classified (Substandard and Doubtful) or Watch rated loans, and a sample of the consumer loan portfolio. Also included in the scope of loan review are loan administration matters such as potential violations of law, policy and documentation exceptions, and credit collection efforts. Loan review is conducted quarterly. The results are presented to the Bank's Audit Committee.

         All loans are graded according to an initial risk assessment conducted by the originating loan officer. Thereafter, loan grades may change based on results of the external loan review process or an examination, at the direction of an office President, or if the loan becomes delinquent. The Bank's practice is to charge-off loans when they become 120 days past due or are rated Loss. The Bank places loans on nonaccrual status once they become 90 days past due. Exceptions may apply if the loan is consumer installment debt or if the loan is secured by a 1-4 family residence and in the process of collection.


         The adequacy of the Bank's allowance for loan and losses (ALL) is determined at each quarter-end. Adequacy is based on both quantitative and qualitative factors. Qualitative factors that are considered include, but are not limited to; changes in laws and regulations, changes in marketing strategy, changes in credit underwriting standards, changes in philosophy governing credit underwriting, changes in portfolio mix, changes in accounting treatment for impaired loans, changes in local, regional, and national economic conditions, and trends in loan delinquencies, nonaccruals, and losses. Quantitative measures include the following loss factors: 5% for loans delinquent 60 days or more; 1% of letters of credit; 75 basis points for loans not otherwise identified; 5% for loans graded Watch; 15% for loans graded Substandard; 50% for loans graded Doubtful; and 100% for loans graded Loss. Loss factors for Substandard, Doubtful and Loss correspond to those used by the Bank's supervisory authorities. The loss factors for the remaining segments of the portfolio are derived by historical experience and adjusted for qualitative factors.


Investment Policy

         The Bank's investment policy establishes objectives for the investment portfolio and the guidelines for bank investments. Bank investments provide liquidity to accommodate deposit or loan fluctuations, secure public deposits, and supplement bank earnings consistent with liquidity, interest sensitivity, and credit quality considerations. Provisions of the investment policy address investment authority and oversight, permissible investments, accounting treatment, selection and monitoring of broker/dealers, and unsuitable investment practices. Portfolio composition and performance as well as individual transactions are regularly reviewed by the Bank's Asset/Liability Committee
(ALCO) and the board of directors. The investment policy is reviewed and approved by the board of directors annually.

Asset / Liability Management

         The Bank's assets / liabilities, liquidity, and interest rate risk policy establishes an ALCO which is responsible for measuring, monitoring, and managing exposure to adverse interest rate movements. ALCO is composed of the Bank's CEO, CFO, office Presidents, Chief Credit Officer and two outside directors. The Bank manages exposure to interest rate movements by modeling static gap, economic value of equity (EVE), and earnings at risk.

         Liquidity is measured utilizing a calculation accepted by the Bank's regulatory authorities. A liquidity ratio of 15% or greater and a loan to funding ratio of less than 83% have been approved by the board of directors as suitable measures of liquidity. As of December 31, 2001, the Bank's liquidity and loan to funding ratios were 20.1% and 77.6%, respectively. As a secondary source of liquidity, the Bank has lines of credit with its


                                       3

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correspondent banks and the Federal Home Loan Bank totaling $41 million. As of
December 31, 2001, $6 million was outstanding under these lines. The Bank's primary source of liquidity is its investment portfolio.


Supervision and Regulation

         The Company is a registered bank holding company subject to regulation by the Board of Governors of the Federal Reserve System (Federal Reserve) under the Bank Holding Company Act of 1956, as amended (Act). The Company is required to file financial information with the Federal Reserve periodically and is subject to periodic examination by the Federal Reserve.

         The Act requires every bank holding company to obtain the prior approval of the Federal Reserve before (i) it may acquire direct or indirect ownership or control of more than 5% of the voting shares of any bank that it does not already control; (ii) it or any of its subsidiaries, other than a bank, may acquire all or substantially all of the assets of a bank; and (iii) it may merge or consolidate with any other bank holding company. In addition, a bank holding company is generally prohibited from engaging in, or acquiring, direct or indirect control of the voting shares of any company engaged in non-banking activities. This prohibition does not apply to activities found by the Federal Reserve, by order or regulation, to be closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the activities that the Federal Reserve has determined by regulation or order to be closely related to banking are: (i) making or servicing loans and certain types of leases; (ii) performing certain data processing services; (iii) acting as fiduciary or investment or financial advisor; (iv) providing discount brokerage services; (v) underwriting bank eligible securities; (vi) underwriting debt and equity securities; (vii) underwriting debt and equity securities on a limited basis through separately capitalized subsidiaries; and (viii) making investments in corporations or projects designed primarily to promote community welfare.

         The Gramm-Leach-Bliley Act (GLBA) of 1999 permits eligible banks and bank holding companies to engage in activities and to affiliate with nonbank organizations engaged in activities that are financial in nature or incidental or complimentary to such financial activities. The Federal Reserve has the discretion to determine what activities are complementary to financial activities. The GLBA effectively repeals certain provisions of the Glass-Steagall Act of 1933 which separated banking, insurance, and securities underwriting activities.

         Under GLBA, bank holding companies whose banking subsidiaries are well capitalized and well managed may also apply to become a financial holding company. Financial holding companies have the authority to engage in activities that are financial in nature that are not permitted for other bank holding companies. Some of the activities that the Act provides are financial in nature are: (a) lending, exchanging, transferring, investing for others, or safeguarding money or securities; (b) insuring, guaranteeing, or indemnifying against loss, harm, damage, illness, disability, or death, or providing and issuing annuities, and acting as principal, agent, or broker with respect thereto; (c) providing financial,


                                       4

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investment, or economic advisory services, including advising an investment company; (d) issuing or selling instruments representing interests in pools of assets permissible for a bank to hold directly; and (e) underwriting, dealing in, or making a market in securities.

         The Company has no immediate plans to register as a financial holding company.

         The Company must also register with the Georgia Department of Banking and Finance (DBF) and file periodic information with the DBF. As part of such registration, the DBF requires information with respect to the financial condition, operations, management, and inter-company relationships of the Company, the Bank, and MFS and related matters. The DBF may also require such other information as is necessary to keep itself informed as to whether the provisions of Georgia law and the regulations and orders issued thereunder by the DBF have been complied with, and the DBF may examine the Company.

         The Company is an affiliate of the Bank under the Act, which imposes restrictions on (i) loans by the Bank to the Company; (ii) investments in the stock or securities of the Company by the Bank; (iii) the Bank taking the stock or securities of an affiliate as collateral for loans by the Bank to a borrower, and (iv) the purchase of assets from the Company by the Bank. Further, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extensions of credit, lease or sale of property or furnishing of services.

         The Bank is regularly examined by the FDIC. The Bank, as a state chartered bank under the laws of Georgia, is subject to the supervision of, and is regularly examined by, the DBF. Both the FDIC and DBF must grant prior approval of any merger, consolidation or other corporate reorganization involving the Bank. A bank can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with the default of a commonly controlled institution.

         Activities of MFS are governed by the State of Georgia Insurance Department (Department) and the National Association of Securities Dealers
(NASD). The Department and the NASD may examine the activities of MFS at any time. The Department and the NASD require MFS and its representatives to fulfill licensing and continuing education requirements. Customer complaints or compliance lapses deemed serious enough may be cause for licenses to be revoked and the business to cease operation. As of December 31, 2001, MFS is not aware of any matters pending before the Department or the NASD.

Payment of Dividends

         The Company is a legal entity separate and distinct form the Bank. Most of the revenues of the Company result from dividends paid to it by the Bank. There are statutory and regulatory requirements applicable to the payment of dividends by the Bank to the Company, its shareholder. Under DBF regulations, the Bank may not declare and pay dividends out of retained earnings without first obtaining the written permission of the DBF unless such bank meets the following requirements: (i) total classified assets as of the


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most recent examination of the bank does not exceed 80% of equity capital (as defined by the regulation); (ii) the aggregate amount of dividends declared or anticipated to be declared in the calendar year does not exceed 50% of the net profits after taxes but before dividends for the previous calendar year; and
(iii) the ratio of equity capital to adjusted assets is not less than 6%.

         The payment of dividends by the Company and the Bank may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines. The Federal Reserve maintains that a bank holding company must serve as source of financial strength to its subsidiary banks. As a result, the Company may be required to provide financial support to the Bank at a time when, absent such Federal Reserve requirement, the Company may not deem it advisable to provide such assistance. Similarly, the FDIC maintains that insured banks should generally only pay dividends out of current operating earnings and dividends should only be declared and paid after consideration of the bank's capital adequacy in relation to its assets, deposits, and such other items. The amount available by the Bank to pay the Company in dividends during 2002 and without prior approval of the DBF is $1,286,000. During the year ending December 31, 2001, the Company declared and paid cash dividends totaling $134,329, or 5.2% of net earnings. During the year ending December 31, 2001, the Company declared a 5:4 stock dividend, which resulted in 25% more shares outstanding.

Capital Adequacy

         The Federal Reserve and the FDIC have implemented substantially identical rules for assessing bank and bank holding company capital adequacy. These regulations establish minimum capital standards in relation to assets and off-balance sheet exposures for credit risk. Bank and bank holding companies are required to have (i) a minimum ratio of Total Capital (as defined) to risk-weighted assets of 8%; (ii) a minimum ratio of Tier One Capital (as defined) to risk-weighted assets of 4%; and (iii) a minimum ratio of stockholder's equity to risk-weighted assets of 4%. The Federal Reserve and the FDIC also require a minimum leverage capital ratio of Tier One Capital to total assets of 3% for the most highly rated banks and bank holding companies. Tier One Capital generally consists of common equity, minority interests in equity accounts of consolidated subsidiaries, and noncumulative perpetual preferred stock and generally excludes unrealized gains or losses on investment securities, certain intangible assets, and certain deferred tax assets. The Federal Reserve or the FDIC will require a bank or bank holding company to maintain a leverage ratio greater than 3% if either is experiencing or anticipating significant growth, is operating with less than well-diversified risks, or is experiencing financial, operational, or managerial weaknesses.

         In addition, the FDIC Improvement Act of 1991 provides for prompt corrective action (PCA) if a bank's leverage capital ratio reaches 2%. PCA may call for the bank to be placed in receivership or sold to another depository institution. The FDIC has adopted regulations implementing PCA which place financial institutions in the following five categories based on capitalization ratios: (i) a well capitalized institution has a total risked-


                                       6

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based capital ratio of at least 10%, a Tier One risked-based ratio of at least
6%, and leverage capital ratio of at least 5%; (ii) an adequately capitalized institution has a total risked-based capital ratio of at least 8%, a Tier One risked-based ratio of at least 4%, and leverage capital ratio of at least 4%;
(iii) an undercapitalized institution has a total risked-based capital ratio under 8%, a Tier One risked-based ratio under 4%, and leverage capital ratio under 4%; and (iv) a critically undercapitalized institution has a leverage capital ratio under 2%. Institutions in any of the three undercapitalized categories would be prohibited from declaring and paying dividends or making capital distributions. The FDIC regulations also establish procedures for downgrading an institution to a lower capital category based on supervisory factors other than capital. As of December 31, 2001 the capital ratios for the Company and the Bank are as follows:

                                     Company                  Bank
                                     -------                  ----
Leverage Capital                       8.5%                    8.7%
Tier 1 Risk-Based                     11.6%                   11.6%
Total Risk-Based                      12.8%                   12.8%



         As of March 31, 2002 the Company's ratios were as follows:

               Tier One Capital       11.9%
               Total Capital          13.1%
               Leverage Capital        8.7%


Those ratios qualify the Company and the Bank as "well-capitalized" under applicable regulations.


Employees

         At December 31, 2001 the Bank had 88 full time equivalent employees. The Bank is not a party to any collective bargaining agreement. The Company has no full time employees, relying upon employees of the Bank for the limited services required by the Company. All compensation paid to officers and employees is paid by the Bank.


Item 2.  Management's Discussion and Analysis or Plan of Operation

         This analysis of the Company has been prepared to provide insight into the financial condition of the Company, and addresses the factors which have affected the results of operations of the Company. These financial statements and accompanying notes which follow are an integral part of this review and should be read in conjunction with it.


Critical Accounting Policies

         Critical accounting policies are dependent on estimates that are particularly susceptible to significant change. Determination of the Bank's ALL and income taxes have been identified as critical accounting policies.

         The ALL is maintained at a level believed to be appropriate by management to provide for probable loan losses inherent in the portfolio as of each quarter-end. Management's judgement as to the amount of the ALL, including the allocated and unallocated elements, is a result of ongoing review of loans $100,000 and over, the overall risk characteristics of the portfolio segments, changes in the character or size of the portfolio segments, the level of impaired or nonperforming loans, historical net charge-off experience, prevailing economic conditions and other relevant factors. See Loan Review and Non-performing Asset comments on page 3. Loans are charged off to the extent they are deemed to uncollectible. The ALL level is highly dependent upon management's estimates of variables affecting valuation, appraisals of collateral, evaluations of performance and status, and the timing of collecting nonperforming loans. Such estimates may be subject to frequent adjustments by management and reflected in the provision for loan losses in the periods in which they become known.

         Income taxes are accounted for using the asset and liability method. Under this method, deferred tax assets or liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The determination of current and deferred taxes is based on complex analyses of many factors including interpretation of Federal and state income tax laws, the difference between tax and financial reporting basis assets and liabilities (temporary differences), estimates of amounts due or owed such as the reversals of temporary differences, and current financial accounting standards. Actual results could differ significantly from the estimates and interpretations used in determining current and deferred taxes.


Selected Financial Information

                                                         2001            2000
Net Interest Income                                   $   8,589       $   8,233
Other Operating Income                                    2,333           1,642
Provision for Loan Losses                                   131             475
Net Income After Tax                                      2,573           2,048
Total Assets                                            232,714         208,647

Net Income per Common Share                               $2.30           $1.83
Cash Dividend Declared per Common Share                    0.12            0.11

Amounts in thousands, except for per share data. Per share figures are split adjusted.

         Average total assets for 2001 were $216,560,458, an increase of $16,653,192 or 8.3% over 2000. Average total loans for 2001 were $158,174,173, an increase of $14,111,393 or 9.8% over 2000. Average total deposits for 2001 were $188,609,379, an increase of $15,488,040 or 9.0% over 2000.

         Year-end balances for 2001 versus 2000 show an increase in total assets of $24,067,200 or 11.5%. This increase was predominately centered in balances due from banks and federal funds sold which rose $18,718,632. Year-end balances for 2001 versus 2000 show an increase in total loans of $4,333,610 or 2.8%. As a result of the slowing economy during 2001 and unfavorable comparison from the year-ago period when an additional banking office was opened, loan growth compared to 2000 was modest. Year-end balances for 2001 versus 2000 show an increase in total deposits of $23,246,585 or 12.9%. This increase was predominately centered in money market demand accounts which rose $16,345,118.

Results of Operations March 31, 2002 and December 31, 2001 and March 31, 2001

         The Company's financial condition as of March 31, 2002 showed an $963,434 or 0.41% increase in total assets from December 31, 2001. This increase in principally attributable to a $2,455,924 increase in gross loans and a $1,477,067 decline in liquid assets (cash, federal funds sold, and investments). Total deposits increased $1,021,589 or 0.50% from December 31, 2001. This increase was principally attributable to a $933,558 increase in demand deposit accounts. The $66,597 increase in the ALL since December 31, 2001 resulted from $71,533 in provision expense for the first three months of 2002. The ALL as percentage of gross loans rose from 1.55% to 1.57% over the same period. This increase was principally attributable to the identification of $2.4 million more in problem loans since December 31, 2001.

         Classified or criticized loans totaled $7,579,000 as of March 31, 2002. The increase in criticized or classified loans is attributable to a rise in loans graded Watch. Loans 60 days or more past due or on nonaccrual totaled $288,264. There was no meaningful increase in past due or nonaccrual loans since December 31, 2001.

         As of March 31, 2002 the Company continued to have a concentration in AD&C loans. Management has established limits for monitoring and managing this concentration. As of March 31, 2002, AD&C loans represented 18.3% of gross loans versus a maximum limit of 27.5%. The primary risk of AD&C lending is that loans are dependent upon continued strength in demand for residential real estate. Demand for residential real estate is dependent on favorable real estate mortgage rates and population growth from expanding industry and services in the metropolitan Atlanta area.

         As of March 31, 2002 the Company's equity capital rose $375,224 from December 31, 2001. This increase was the result of $644,811 in net income for the first three months of 2002, a $101,677 decline in unrealized gains on securities available for sale, and $167,911 in cash dividends paid.

         Net interest income for March 31, 2002 increased $187,623 or 8.9% from the year-ago period. The Company's March 31, 2002 net interest margin of 4.32% declined 15 basis points from the year-ago period and 6 basis points from December 31, 2001.

         Interest income declined $569,766 or 12.8% from the year-ago period. The yield on earning assets as of March 31, 2002 was 7.29% and declined 202 basis points from the year-ago period. The decline from the year-ago period resulted from a 177 basis point reduction in loan yield, a 92 basis point reduction in investment portfolio yield, and a 411 basis point reduction in yield on federal funds sold. The overall decline in yield on earning assets resulted from the prime lending rate falling 325 basis points since March 31, 2001.

         Interest expense declined $757,389 or 8.9% from the year-ago period. Cost of funds as of March 31, 2002 was 2.97% and declined 186 basis points from the year-ago period. The decline from the year-ago period resulted from a 205 basis point decline in the cost of funds on interest bearing deposit accounts and an 80 basis point decline on borrowed money. The overall decline in the cost of funds resulted from the prime lending rate falling 325 basis points since March 31, 2001.

         Provision expense declined $34,111 or 32.3% from the year-ago period. In the year-ago period, the Bank experienced $89,000 in net charge-offs that resulted in added provision expense for this period. As of March 31, 2002, net charge-offs totaled $5,000.

         Other income increased $151,611 or 30.8% from the year-ago period. This increase was principally attributable to higher volume of insufficient check charges associated with the Banks overdraft privilege program which began in August 2001.

         Other noninterest expense increased $146,801 or 8.4% from the year-ago period. This increase was principally attributable to additional full time equivalent employees (FTEs). As of March 31, 2002, FTEs totaled 83 versus 79 from the year-ago period.

         Income tax expense increased $115,203 or 56.9% from the year-ago period. The increase from the year-ago period was attributable to 30.8% more net income before income tax and an increase in the effective tax rate. As of March 31, 2002, the effective income tax rate was 30.8% versus 27.5% from the year-ago period. The increase in the effective income tax rate results from less tax free income as a percentage of total income. More taxable income results in more income tax which results in a higher effective income tax rate.

         The Bank must maintain, on a daily basis, sufficient funds to cover depositor withdrawals and to supply new borrowers with funds. To meet these obligations, the Bank keeps cash on hand, maintains account balances with its correspondent banks, and purchases and sells Federal funds and other short-term investments. Asset and liability maturities are monitored in order to avoid significant mismatches which could adversely impact liquidity. It is the policy of the Bank to monitor its liquidity to achieve earnings enhancements and meet regulatory requirements while funding its obligations.

         Liquidity is monitored daily and formally measured on a monthly basis. As of March 31, 2002, the Bank's liquidity ratio was 19.1% versus 20.1% from the year-ago period and 20.8% as of December 31, 2001. Management believes this stable trend is indicative of its ability to manage liquidity.

         The Bank has $2 million in FHLB advances maturing in February and May 2003, respectively. As of March 31, 2002, these advances are at rates of 5.13% and 5.15%. These advances are drawn under a $30.6 million line of credit with FHLB. Management is not aware of circumstances that could result in the facility being withdrawn by FHLB during the next 18 months. As a result, management anticipates having the option to take new advances to replace those that will mature. Other sources of funds available to repay these borrowings include maturing short-term investments or new deposits.

Results of Operation 2001 versus 2000

         Net interest income (gross interest income on earning assets less interest expense on interest bearing liabilities) is the largest component of the Company's operating income. Net interest income for 2001 increased $356,785 or 4.3% versus 2000. The increase in net interest income is the result of higher loan volume and lower cost of funds on deposit versus the prior period. See Table 2 page 13 for illustration. The net interest margin (net interest income as a percentage of average earning assets) for 2001 declined 20 basis points to 4.20% versus 2000. The narrowing net interest margin was principally due to a 64 basis point decline in loan yields versus 2000. The decline in loan yields was a result of the Federal Reserve lowering interest rates 4.75% during 2001.

         During 2001 average earning assets increased $17,104,961 or 9.1% versus 2000. This increase was primarily attributable to increases of $4,492,480 and $14,111,393 in average federal funds sold and total loans, respectively.

         For 2001, the cost of funds of interest bearing liabilities declined 47 basis points to 4.73% versus 2000. Interest expense declined $649,741 as deposit rates were adjusted downward reflecting the Federal Reserve's actions. However, interest expense increased $537,673 as average interest bearing liabilities rose in 2001. The net effect for 2001 was a $112,068 decline in interest expense versus 2000.

         Provision for loan losses in 2001 was $130,501, a $344,551 decline from 2000. This decline was attributable to significant loan growth experienced during 2000 which necessitated more provision expense. Average total loans grew $23,037,731 or 19% from 1999 to 2000. The allowance for loan loss represents 1.55% of total loans as of year-end 2001 versus 1.58% as of year-end 2000. The provision for loan losses and consequently the allowance for loan loss reflect management's estimate of potential loan losses inherent in the loan portfolio. Management believes that based on the level of nonperforming assets, loan portfolio composition and diversification, and economic conditions, the allowance for loan losses is adequate. Refer to Table 5 page 19 for further explanation of provision expense.

         Other noninterest income for 2001 increased $691,601 or 42% versus 2000. This increase was principally due to higher refinancing volume for loans originated and sold into the secondary market and higher service charges on deposit accounts.

         Other noninterest expense for 2001 increased $557,376 or 8.4% versus 2000. This increase was attributable to a $593,169 increase in salary and employee benefits. The majority of the increase in salary and employee benefits was the result of general salary increases and eight more full-time equivalent employees versus 2000. Other operating expenses declined $99,583 or 5% which helped offset a $63,790 or 8.0% increase in occupancy expense versus 2000.

         Income taxes expressed as a percentage of earnings before income taxes increased from 26.3% in 2000 to 28.8% in 2001. This increase is due to lower tax free interest income from state, county, and municipal entities as a percentage of total income compared to 2000.

Results of Operation 2000 versus 1999

         Net interest income for 2000 increased $1,198,175 or 17.0% versus 1999. The increase in net interest income results from a combination of higher loan volume and higher rates on loans. See Table 2 page 14 for illustration. The net interest margin for 2000 improved 10 basis points to 4.40% versus 1999. The expanding net interest margin was principally due to a 59 basis point improvement in loan yields versus 1999. The increase in loan yields was a result of the Federal Reserve raising interest rates 1.00% during 2000.

         During 2000 average earning assets increased $23,666,079 or 14.5% versus 1999. This increase was primarily attributable to $23,037,731 more in average total loans.

         For 2000, the cost of funds for interest bearing liabilities increased 47 basis points to 5.20% versus 1999. Interest expense increased $515,567 as deposit rates were adjusted upward reflecting the Federal Reserve's actions. Interest expense also increased $1,323,361 as average interest bearing liabilities grew 15.7% or $22,628,135 in 2000. The net effect for 2000 was a $1,838,928 or 27.0% increase in interest expense versus 1999.

         Provision for loan losses in 2000 was $475,052, a $117,161 increase over 1999. The increase in provision expense was attributable to significant loan growth experienced during 2000. Average total loans grew $23,037,731 or 19% from 1999 to 2000. The allowance for loan loss represents 1.58% of total loans as of year-end 2000 versus 1.55% as of year-end 1999. The provision for loan losses and consequently the allowance for loan loss reflect management's estimate of potential loan losses inherent in the loan portfolio. Management believes that based on the level of nonperforming assets, loan portfolio composition and diversification, and economic conditions, the allowance for loan losses is adequate. Refer to Table 5 page 19 for further comment on provision expense.

         Other noninterest income for 2000 increased $417,571 or 34.1% versus 1999. This increase was principally due to noninterest income resulting from seven months operation of the Locust Grove office and higher fee income from loans originated and sold into the secondary market.

         Other operating expenses for 2000 increased $1,190,610 or 21.9% versus 1999. This increase was primarily attributable to salary, benefit, and general operating expenses associated with seven months operation of the Locust Grove office.

         Income taxes expressed as a percentage of earnings before income taxes decreased from 27.0% in 1999 to 26.3% in 2000. This decline is attributable to a modest increase in tax free income from state, county, and municipal investment securities as compared to 1999.

Asset / Liability Management


         It is the Banks policy to reasonably match the maturity and cash flow characteristics of its assets and liabilities in order to avoid undue liquidity demands. In addition, the Bank must maintain sufficient funds to cover withdrawals from depositors' accounts and to supply new borrowers with funds. To meet these ongoing obligations, the Bank keeps cash on hand, maintains account balances with its correspondent banks, and sells federal funds and other short term investments. The investment portfolio is also considered a primary source of liquidity to the Bank.

         External liquidity sources available to the Bank include lines of credit with its correspondent banks and the Federal Home Loan Bank. Management believes that the Company also acts as a source of strength to the Bank as it may borrow money and inject funds into the Bank if the need arises. Management is unaware of any events that may have a material adverse impact on the liquidity of the Company or Bank.


         Bank liquidity improved during 2001 compared to 2000. As of December 31, 2001, cash and cash equivalents totaled $26,651,989. This is a $18,718,632 increase from 2000 and primarily results from a $23,246,585 net increase in deposits versus a $4,443,083 net increase in total loans.

         Interest rate sensitivity is a function of the repricing characteristics of the Bank's portfolio of assets and liabilities. These repricing characteristics lead to timing differences since earning assets and interest bearing liabilities may react differently when interest rates change. The Bank utilizes three measures to manage its interest rate risk. The most basic measure, static gap, assumes that repricing (cash flow and maturity) characteristics can be reliably predicted over certain time periods. The difference in total earning assets and total interest bearing liabilities in each time period is the gap. The difference in total earning assets and total interest bearing liabilities over several time periods is the cumulative gap. A negative gap indicates the Bank's net interest income may be adversely impacted by a rising interest rate environment. A positive gap indicates the Bank's net interest income may be adversely impacted by a declining interest rate environment.

         The Bank monitors its static gap in time horizons up to 30 years. The Bank's policy is to maintain a ratio of cumulative gap as a percentage of total assets to between plus or minus 15%. However, this measure is limited by a number of assumptions including, customer behavior that may result in volume changes when rates change, competitive factors that influence pricing, and funding demands that may fluctuate widely over periods of changing interest rates.

         The Bank relies more heavily on earnings at risk and EVE measures when managing interest rate risk. By shocking the balance sheet and its corresponding cash flows in 100 basis point increments, the Bank is able to assess the impact on its NIM and EVE. This shock test is conducted based on prime moving up or down a maximum of 300 basis points at any given point in time. The Bank's policy is to limit changes in NIM to 25% and any impact on EVE to 20%.


Capital Resources

         As of December 31, 2001 neither the Company nor the Bank made or committed to any material capital expenditures.

Impact of Inflation and Changing Prices

         A bank's asset and liability structure is substantially different from that of an industrial firm in that primarily all assets and liabilities of a bank are monetary in nature, with relatively little investments in fixed assets or inventories. Inflation has an important impact on growth of total assets. The resulting need is to increase equity capital at higher than normal rates to maintain an appropriate equity to assets ratio.

         The Company believes the impact of inflation on financial results depends on its ability to react to changes in interest rates and thereby reduce the inflationary impact on performance. Part of the asset/liability management program at the Company is designed to manage this impact. In addition, periodic reviews of banking services and products are conducted to adjust pricing in view of current and expected costs.

INDEX TO SELECTED STATISTICAL INFORMATION

Table 1 - Average Balances and Interest Rates
Table 2 - Rate/Volume Analysis
Table 3 - Investment Portfolio
Table 4 - Loan Portfolio
Table 5 - Allowance for Loan Losses
Table 6 - Deposits
Table 7 - Selected Ratios
Table 8 - Interest Rate Sensitivity

Table 9 - Calculation of Basic and Diluted Per-share Computations of Income
          From Continuing Operations

McIntosh Bancshares, Inc.
Table 1 - Average Balance Sheets, Interest and Rates

The table below shows the year-to-date average balance for each category of interest earning assets and interest-bearing liabilities for the indicated periods and the average rate of interest earned or paid thereon.

                                                                                              2001
                                                                         -------------------------------------------
                                                                                           Interest      Weighted
                                                                          Average          Income/       Average
                                                                          Balance          Expense         Rate
                                                                          -------          -------         ----
ASSETS
Interest earning assets:
Federal funds sold                                                       11,133,000         393,981        3.54%
                                                                                  0
Taxable investments                                                      24,230,441       1,323,471        5.46%
Non-taxable investments                                                  10,789,745         557,592        5.17%
                                                                      -------------     -----------
            Total investments                                            35,020,186       1,881,063        5.37%
Taxable loans                                                           155,046,713      14,672,825        9.46%
Non-taxable loans                                                         3,127,460         174,959        5.59%
                                                                      -------------     -----------
                Total loans                                             158,174,173      14,847,784        9.39%
                                                                      -------------     -----------
     Total interest earning assets                                      204,327,359      17,122,828        8.38%
Allowance for loan losses                                                (2,516,202)
Other assets                                                             14,749,301
                                                                      -------------
                Total assets                                          $ 216,560,458
                                                                      =============

LIABILITIES AND STOCKHOLDERS' EQUITY
Interest bearing liabilities:
Deposits:
Demand                                                                   58,919,036       1,647,983        2.80%
Savings                                                                   8,546,550         188,148        2.20%
Time                                                                    106,097,440       6,292,968        5.93%
Federal funds purchased                                                           0               0
FHLB advances                                                             6,784,795         404,360        5.96%
Long-term debt                                                                    0               0        0.00%
Convertible sub debentures                                                        0               0        0.00%
                                                                      -------------     -----------     --------
     Total interest bearing liabilities                                 180,347,821       8,533,459        4.73%
Non-interest bearing demand deposits                                     15,046,353
Other liabilities                                                         1,789,153
Stockholders' equity                                                     19,377,131
                                                                      -------------
 Total liabilities and stockholders' equity                           $ 216,560,458
                                                                      =============
Net interest income                                                                     $ 8,589,369
                                                                                        ===========
Net interest spread                                                                                        3.65%
Net interest margin                                                                                        4.20%

                                                       For the Years Ended December 31,
                                                                      2000                                   1999
                                                  ---------------------------------------    --------------------------------------
                                                                     Interest     Weighted                       Interest  Weighted
                                                      Average         Income/      Average      Average           Income/   Average
                                                      Balance         Expense       Rate        Balance           Expense    Rate
                                                      -------         -------       ----        -------           -------    ----
ASSETS
Interest earning assets:

Federal funds sold                                    6,640,520         297,797     4.48%        3,754,907         164,372    4.38%
                                                              0               0     0.00%                0               0    0.00%
Taxable investments                                  25,537,386       1,578,668     6.18%       28,214,031       1,712,953    6.07%
Non-taxable investments                              10,981,712         552,627     5.03%       10,562,332         537,534    5.09%
                                                  -------------   -------------              -------------   -------------
              Total investments                      36,519,098       2,131,295     5.84%       38,776,363       2,250,487    5.80%
Taxable loans                                       140,801,761      14,233,368    10.11%      117,944,828      11,248,618    9.54%
Non-taxable loans                                     3,261,019         215,651     6.61%        3,080,221         177,531    5.76%
                                                  -------------   -------------              -------------   -------------
                   Total loans                      144,062,780      14,449,019    10.03%      121,025,049      11,426,149    9.44%
                                                  -------------   -------------              -------------   -------------
               Total interest earning assets        187,222,398      16,878,111     9.02%      163,556,319      13,841,008    8.46%
Allowance for loan losses                            (2,246,160)                                (1,860,257)
Other assets                                         14,931,028                                 12,880,895
                                                  -------------                              -------------
                   Total assets                   $ 199,907,266                              $  174,576,957
                                                  =============                              ==============

LIABILITIES AND STOCKHOLDERS' EQUITY
Interest bearing liabilities:
Deposits:
Demand                                               49,627,460       1,754,418     3.54%       46,692,372       1,563,494    3.35%
Savings                                               8,577,953         214,432     2.50%        8,798,393         219,574    2.50%
Time                                                101,557,454       6,273,731     6.18%       87,744,459       4,992,442    5.69%
Federal funds purchased                                       0               0     0.00%           17,676             953    5.39%
FHLB advances                                         6,630,497         402,946     6.08%          512,329          30,136    5.88%
Long-term debt                                                0               0     0.00%                0               0    0.00%
Convertible sub debentures                                    0               0     0.00%                0               0    0.00%
                                                  -------------   -------------   -------    -------------   -------------
        Total interest bearing liabilities          166,393,364       8,645,527     5.20%      143,765,229       6,806,599    4.73%
Non-interest bearing demand deposits                 13,358,472                                 13,389,066
Other liabilities                                     3,719,395                                  2,462,640
Stockholders' equity                                 16,436,035                                 14,960,022
                                                  -------------                              -------------
 Total liabilities and stockholders' equity       $ 199,907,266                              $ 174,576,957
                                                  =============                              =============
Net interest income                                               $   8,232,584                              $   7,034,409
                                                                  =============                              =============
Net interest spread                                                                 3.82%                                     3.73%
Net interest margin                                                                 4.40%                                     4.30%

Non-accrual loans and the interest income which was recorded on these loans, if any, are included in the yield calculation for loans in all periods reported. Tax-exempt income is not calculated on a tax-equivalent basis. Loan fees of $1,149,786, $955,230, and $734,963 are included in the yields for 2001, 2000, and 1999, respectively.

McIntosh Bancshares, Inc.
Table 2 - Rate/Volume Variance Analysis

The following tables show a summary of the changes in interest income and interest expense resulting from changes in volume and changes in rates for each major category of interest-earning assets and interest-bearing liabilities for 2001 over 2000 and 2000 over 1999.

                                          2001 over 2000
                               Increase (decrease) due to changes in:
                                   Volume          Rate       Change
                                   ------          ----       ------
Interest earned on:
    Federal funds sold             158,982       (62,798)     96,184

    Taxable investments            (71,386)     (183,811)   (255,197)
    Non-taxable investments         (9,920)       14,885       4,965

    Taxable loans                1,348,069      (908,612)    439,457
    Non-taxable loans               (7,472)      (33,220)    (40,692)

                               -------------------------------------
        Total Interest Income  $ 1,418,273   ($1,173,557) $  244,717

Interest paid on:
    Deposits:
    Demand                         259,888      (366,323)   (106,435)
    Savings                           (691)      (25,593)    (26,284)
    Time                           269,281      (250,044)     19,237

    FHLB advances                    9,196        (7,782)      1,414

                               -------------------------------------
        Total Interest Expense $   537,674     ($649,741)  ($112,068)

                               -------------------------------------
        Net Interest Income    $   880,599     ($523,816) $  356,785
                               =====================================

Note: Rate/volume variance were allocated between rate variances and volume variances using a weighted average allocation method.

McIntosh Bancshares, Inc.
Table 2 - Rate/Volume Variance Analysis (continued)

                                                   2000 over 1999
                                      Increase (decrease) due to changes in:
                                      Volume           Rate           Change
                                      ------           ----           ------

Interest earned on:
 Federal funds sold                   129,407          4,018          133,425
 Interest bearing deposits                  0              0                0
 Taxable investments                (165,465)         31,180         (134,285)
 Non-taxable investments               21,104         (6,011)          15,093

 Taxable loans                      2,310,562        674,188        2,984,750
 Non-taxable loans                     11,956         26,164           38,120

                                   ------------------------------------------
  Total Interest Income            $2,307,564       $729,539       $3,037,103

Interest paid on:
 Deposits:
 Demand                               103,761         87,163          190,924
 Savings                               (5,511)           369           (5,142)
 Time                                 853,300        427,989        1,281,289
 Federal funds purchased                    0           (953)            (953)
 FHLB advances                        371,811            999          372,810


                                   ------------------------------------------
  Total Interest Expense           $1,323,361       $515,567       $1,838,928

                                   ------------------------------------------
  Net Interest Income              $  984,203       $213,972       $1,198,175
                                   ==========================================


Note: Rate/volume variance were allocated between rate variances and volume variances using a weighted average allocation method.

McIntosh Bancshares, Inc.
Table 3 - Investment Portfolio

The following table presents the carrying value of investments by category at December 31, 2001, 2000, and 1999. Amount in thousands.

                                                 2001                    2000                 1999
                                                 Total                   Total                Total
      Securities Available For Sale           Carry Value             Carry Value          Carry Value
      -----------------------------       ------------------      ------------------   ------------------
US Treasuries and Agencies                            15,696                 20,802               21,311
Corporate debt securities                              1,000                      0                    0
SCM's                                                  8,399                  7,942                6,478
Mortgage backed securities                             9,221                  3,034                3,891
CMO's                                                      0                      0                    0
Equities                                                   0                    153                  146
                                          -------------------     ------------------   ------------------
   Subtotal                                          $34,316                $31,931              $31,826


                                                  2001                    2000              1999
                                                  Total                   Total             Total
      Securities Held To Maturity                 Cost                    Cost              Cost
      ---------------------------                 -----                   -----             -----
US Treasuries and Agencies                                 0                      0                    0
Corporate debt securities                                  0                      0                    0
SCM's                                                  2,842                  3,771                4,383
Mortgage backed securities                                 0                      0                    0
CMO's                                                      0                      0                    0
Equities                                                   0                      0                    0
                                          -------------------     ------------------   ------------------
   Subtotal                                          $ 2,842                $ 3,771              $ 4,383
                 Total                               $37,158                $35,702              $36,209
                                          ===============================================================

McIntosh Bancshares, Inc.
Table 3 - Investment Portfolio (continued)

The following table presents the maturities of all investment securities at carrying value and the weighted average yields for each category of securities presented:

                                       Less Than
                                       One Year       1 to 5 Years     >5 to 10 Years      >10 Years                      Weighted
                                         Total            Total             Total            Total           Total      Average Rate
                                    ---------------------------------------------------------------------------------
Securities held to maturity:
  State and political divisions         220,000          2,064,347           558,036              0         2,842,383        5.19%
                                                                                                                    0
                                                                                                                    0
                                    -----------       ------------      ------------    -----------      ------------
  Subtotal                          $   220,000       $  2,064,347      $    558,036    $         0      $  2,842,383

Securities available for sale:
  US Treasuries                         514,531                                                               514,531        6.38%
  US government agencies              3,072,031          9,295,524         2,814,007                       15,181,562        5.83%
  State and political divisions         203,167          2,936,415         5,259,157                        8,398,739        5.19%
  Trust Preferred securities                                                              1,000,000         1,000,000        7.85%
  Mortgage-backed securities                               452,592         3,207,838      5,560,230         9,220,660        5.96%
                                                                                                                    0
                                    -----------       ------------      ------------    -----------      ------------
  Subtotal                          $ 3,789,729       $ 12,684,531      $ 11,281,002    $ 6,560,230      $ 34,315,492
                                    -----------       ------------      ------------    -----------      ------------
                   Total            $ 4,009,729       $ 14,748,878      $ 11,839,038    $ 6,560,230      $ 37,157,875
                                    =================================================================================

Mortgage backed securities are included in the maturties categories in which the are anticipated to be repaid based on scheduled maturities.

McIntosh Bancshares, Inc.
Table 4 - Loan Portfolio


The following table presents loans by type and the percentage of loans by type at the end of the last 5 years. Amount in thousands.

                              2001        2001      2000      2000      1999         1999     1998       1998     1997       1997
    Classifications:          Total        %        Total      %        Total          %      Total       %       Total       %
                              -----        -        -----      -        -----          -      -----       -       -----       -
Commercial, financial &
agricultural                  16,512      10.3%     15,892    10.2%     13,196       10.2%    10,599      9.4%    11,825     11.5%
Real estate-mortgage          96,992      60.6%    104,659    67.2%     90,466       69.6%    79,430     70.3%    70,755     69.0%
Real estate-construction      31,850      19.9%     16,045    10.3%      7,915        6.1%     5,519      4.9%     4,289      4.2%
Consumer loans                14,052       8.8%     16,544    10.6%     15,593       12.0%    14,356     12.7%    13,286     12.9%
Tax-exempt                       715       0.4%      2,646     1.7%      2,793        2.1%     3,097      2.7%     2,442      2.4%
                            ------------------    ----------------    -------------------   -----------------   -----------------
                             160,121     100.0%    155,786   100.0%    129,963      100.0%   113,001    100.0%   102,597    100.0%
                            ------------------    ----------------    -------------------   -----------------   -----------------
Allowance                     (2,478)               (2,456)             (2,015)               (1,764)             (1,546)
                            --------              --------            --------              --------            --------
Net Loans                   $157,643              $153,330            $127,948              $111,237            $101,051


At December 31, 2001, maturities of loans in the indicated classifications were as follows. Amounts in thousands.

                                                       Maturity
                                      ------------------------------------------
                                                  Over One
                                       One Year      To      Over Five
                                       Or Less   Five Years    Years      Total
                                       -------   ----------    -----      -----

Commercial, financial & agricultural     4,660       7,837      4,015     16,512
Real estate-construction                29,049       2,801                31,850
                                      ------------------------------------------
Total                                 $ 33,709     $10,638     $4,015    $48,362
                                      ==========================================

As of December 31, 2001, the interest terms of loans in the indicated classifications for the indicated maturity ranges are as follows. Amounts in thousands.

                                                   Rate Structure for Loans
                                                    Maturing Over One Year
                                                ------------------------------
                                                Adjustible   Fixed
                                                   Rate       Rate      Total
                                                   ----       ----      -----

Commercial, financial & agricultural               5,669      6,183     11,852
Real estate-construction                           1,296      1,505      2,801
                                                -------------------    -------
Total                                             $6,965     $7,688    $14,653

McIntosh Bancshares, Inc.
Table 4 - Loan Portfolio (continued)

The following summarizes past-due and non-accrual loans, other real estate and repossessions and income that would have reported on non-accrual loans as of December 31, 2001, 2000, 1999, 1998, and 1997. Amounts in thousands.

                                                        2001        2000        1999        1998         1997
                                                       Total       Total       Total       Total        Total
                                                       -----       -----       -----       -----        -----
Loans on non-accrual                                      40          81          24          83           84
Loans 90 days past due                                    29          27           0           0            0
Other real estate                                          0           0           0           0            0
                                                      ------      ------      ------      ------       ------
                                                      $   69      $  108      $  $24      $   83       $   84

Non-performing loans as a % of loans                    0.04%       0.07%       0.02%       0.07%        0.08%

Interest that would have been recognized              $    5      $   10      $    3      $   10       $   10

A loan is placed on non-accrual status when, in management's judgement, the collection of interest appears doubtful. As a result of management's ongoing review of the loan portfolio, loans are classified as non-accrual generally when they are past due in principal and interest for more than 90 days or it is otherwise not reasonable to expect collection of principal and interest under the original terms. Exceptions are allowed for 90 day past due loans when such loans are well secured and in process of collection. Generally, payments received on non-accrual loans are applied directly to principal.

McIntosh Bancshares, Inc.
Table 5 - Analysis of the Allowance for Loan Losses

The following table summarizes information concerning the allowance for loan loss. Amounts in thousands.


                                                   2001        2000         1999        1998       1997
                                                  Total       Total        Total       Total      Total
                                                  -----       -----        -----       -----      -----
Allowance at beginning of year                    2,457       2,015        1,764       1,546      1,285
Charge-offs:
  Commercial, financial, and agricultural            78                       84
  Real estate - mortgage
  Real estate - construction
  Consumer loans                                     49          42           59          60         53
  Leases
                                               --------    --------     --------    --------    -------
Total charge-offs                                   127          42          143          60         53
Recoveries:
  Commercial, financial, and agricultural             3                                               7
  Real estate - mortgage                                                      20
  Real estate - construction
  Consumer loans                                     14           9           16          13          5
  Lease Financing
                                               --------    --------     --------    --------    -------
Total recoveries                                     17           9           36          13         12
                                               --------    --------     --------    --------    -------
Net charge-offs                                     110          33          107          47         41
Provisions charged to earnings                      131         475          358         265        302

                                               --------    --------     --------    --------    -------
Allowance at end of year                       $  2,478    $  2,457     $  2,015    $  1,764    $ 1,546
Ratio of net charge-offs to avg. loans             0.07%       0.02%        0.09%       0.04%      0.04%
Ratio of allowance to total loans                  1.55%       1.58%        1.55%       1.56%      1.51%

The following table presents the allocation of allowance for loan losses by category and the percentage of loans in each category to total loans at end of the last 5 years. Amount in thousands.

Balance at End of Period             2001    2001   2000    2000    1999    1999    1998    1998    1997    1997
    Applicable to:                   Total    %     Total    %      Total    %      Total    %      Total    %
    --------------                   -----   ----   -----   ----    -----   ----    -----   ----    -----   ----
Commercial, financial & agricultural   290   10.8%    303   11.9%     259   12.3%     218   12.1%     220   13.9%
Real estate - mortgage               1,324   60.6%  1,555   67.2%   1,348   69.6%   1,211   70.3%   1,033   69.0%
Real estate - construction             637   19.9%    331   10.3%     156    6.1%     102    4.9%      81    4.2%
Consumer loans                         227    8.8%    267   10.6%     252   12.0%     232   12.7%     213   12.9%
                                     ------------   ------------    ------------    ------------    ------------
Total allowance for loan loss        2,478  100.0%  2,456  100.0%   2,015  100.0%   1,764  100.0%   1,546  100.0%



The Company has a dedicated loan review function. All loans $100,000 or more are reviewed annually and placed into various loan grading categories which assist in developing lists of potential problem loans. These loans are regularly monitored by the loan review function to ensure early identification of deterioration. The formal allowance for loan loss adequacy test is performed at each calendar quarter end. Specific amounts of loss are estimated on problem loans and historical loss percentages are applied to the balance of the portfolio using certain portfolio stratifications. Additionally, the evaluation takes into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions, regulatory examination results, and the existence of loan concentrations.

The risk of loss is difficult to quantify and is subject to many factors such as collateral values and general economic conditions. As discussed previously, the determination of ALL adequacy is a critical accounting policy which involves estimates and management's judgment on a number of factors such as net charge-offs, loan delinquencies, and national, regional, and local economic conditions.

Provision expense is dependent upon factors that either positively or negatively influence management's assessment of the ALL. For example, the ALL and consequently provision expense is impacted by changes in the size and composition of the loan portfolio. As indicated in Table 4 page 17, since 1997, annual growth in total loans was 10.1%, 15.0%, 19.9%, and 2.8%, respectively. Therefore, provision expense was incurred partly to compensate for this growth. Certain loan segments carry more risk than others. For example, as indicated in Table 4, in 1997 69% of the Bank's loan portfolio was comprised of lower risk 1-4 family residential mortgages and 4.2% was composed of higher risk real estate construction loans. By 2001, the composition of these two segments had changed to 60.6% and 19.9%, respectively. As indicated in Table 5, changes in ALL allocation during the five year period reflects changes in portfolio mix resulting from growth and shifts in loan segments which management deems either higher or lower risk.

The allocation for ALL as a percentage of segment loans is as follows:

 ALL at End of Period                2001    2001   2000    2000    1999    1999    1998    1998    1997    1997
    Applicable to:                   Total    %     Total    %      Total    %      Total    %      Total    %
    --------------                   -----   ----   -----   ----    -----   ----    -----   ----    -----   ----
Commercial, financial & agricultural   290   1.68%    303   1.63%     259   1.62%     218   1.59%     220   1.54%
Real estate - mortgage               1,324   1.37%  1,555   1.49%   1,348   1.49%   1,211   1.53%   1,033   1.46%
Real estate - construction             637   2.00%    331   2.06%     156   1.97%     102   1.84%      81   1.89%
Consumer loans                         227   1.62%    267   1.61%     252   1.62%     232   1.62%     213   1.64%
                                     ------------   ------------    ------------    ------------    ------------
Allowance as a % of year-end         2,478   1.55%  2,456   1.58%   2,015   1.55%   1,764   1.56%   1,546   1.51%
total loans

Provision expense is also influenced by the level of net charge-offs. It is the Bank's practice to replenish the ALL for net charge-offs experienced during the year. Provision expense is also influenced by the level and severity of nonperforming loans. As indicated in Table 4 page 18, since 1997 nonperforming loans have been inconsequential. These factors and others that are discussed on page 3 are considered when determining ALL adequacy and any resulting provision expense.




McIntosh Bancshares, Inc.
Table 6 - Maturities of Deposits $100,000 and greater

The average balance of the deposits and the average rates paid on such deposits are summarized for the periods indicated in the following table.

                                                           2001                       2000                      1999
                                                -----------------------    ----------------------    ----------------------
Deposits:
Non-interest bearing demand deposits             15,046,353         -       13,358,472        -       13,389,066        -
Interest bearing demand                          58,919,036      2.80%      49,627,460     3.54%      46,692,372     3.35%
Savings                                           8,546,550      2.20%       8,577,953     2.50%       8,798,393     2.50%
Time                                            106,097,440      5.93%     101,557,454     6.18%      87,744,459     5.69%
                                               ------------      ----     ------------     ----     ------------     -----
Total                                          $188,609,379               $173,121,339              $156,624,290
                                               ============               ============              ============



Maturities of time certificates of deposit of $100,000 or more outstanding at December 31, 2001 summarized as follows. Amounts in thousands.

                                                            Total
                                                           ------
Three months or less                                        8,245
Three months through six months                             7,611
Six months through twelve months                            9,355
Over twelve months                                         12,501
                                                          -------
                                                          $37,712

McIntosh Bancshares, Inc.
Table 7 - Selected Ratios

The following table sets out certain ratios of the Company for the years indicated. Amounts in thousands.

                                               2001         2000        1999
                                               ----         ----        ----

Net income                                   $  2,573    $  2,048     $  2,008
Average assets                               $216,560    $199,907     $174,577
Average equity                               $ 19,377    $ 16,436     $ 14,960
Dividends                                    $    134    $    122     $    111


Return on average assets                         1.19%       1.02%        1.15%

Return on average equity                        13.28%      12.46%       13.42%

Dividend payout ratio                            5.22%       5.96%        5.53%

Average equity to average assets                 8.95%       8.22%        8.57%

McIntosh Bancshares, Inc.
Table 8 - Interest rate sensitivity analysis

                                                                               Over 1 Yr.   Over 3 Yrs.
Amounts in thousands                                             One Year       Through       Through      Over
                                                                  or Less       3 Years       5 Years     5 Years     Total
                                                                  -------       -------       -------     -------     -----
Interest earning assets:
Adjustable rate mortgages                                                                                                   0
Fixed rate mortgages                                                8,652          8,115       11,147      11,825      39,739
Other loans                                                        79,390         19,646       13,709       7,637     120,382
Investment securities                                               4,010          8,351        6,398      18,399      37,158
Other Equity Investments                                                                                    1,107       1,107
Int bearing deposits in other banks & Fed Funds Sold               19,871                                              19,871
                                                                 --------       --------     --------     -------    --------
Total interest earning assets                                    $111,923       $ 36,112     $ 31,254     $38,968    $218,257

Interest bearing liabilities:
Fixed maturity deposits                                            64,920         22,077       16,125                 103,122
Interest bearing DDA accounts (NOW, Super NOW, MMDA)               74,386                                              74,386
Savings accounts                                                    8,759                                               8,759
Fed funds purchased                                                                                                         0
Other borrowed funds                                                                                                        0
FHLB Advances                                                                      6,000                                6,000
                                                                 --------       --------     --------     -------    --------
Total interest bearing liabilities                               $148,065       $ 28,077     $ 16,125     $     0    $192,267

Interest rate sensitivity gap                                    $(36,142)      $  8,035     $ 15,129     $38,968    $ 25,990

Cumulative interest rate sensitivity gap                         $(36,142)      $(28,107)    $(12,978)    $25,990

Cumulative interest rate sensitivity gap to total assets           -16.56%        -12.88%       -5.95%      11.91%



McIntosh Bancshares, Inc.
Table 9 - Calculation for Fully Diluted Shares of MBI Stock
March 2002 and 2001

                                                   2002                                    2001
                                     -----------------------------------     -----------------------------------
                                                            Theoretical                             Theoretical
                                       Number      Price     Proceeds          Number      Price     Proceeds
                                     ---------    -------  -------------     ----------   -------  -------------
Options outstanding                     30,938     32.73     1,012,601          30,938     32.73     1,012,601
Theoretical treasury stock purchase     33,753     30.00     1,012,601          33,753     30.00     1,012,601
Difference                              -2,815                                  -2,815

Net Earnings                           644,811                                 533,420

Earnings per share basic                0.5760                                  0.4765

Weighted average # of shares         1,119,409                               1,119,409

Earnings per Share-Fully Diluted        0.5775                                  0.4777

Diluted weighted average # of shares 1,116,594                               1,116,594

McIntosh Bancshares, Inc.
Calculation for Fully Diluted Shares of MBI Stock
December 2002 and 2001

                                                   2001                                    2002
                                     -----------------------------------     -----------------------------------
                                                            Theoretical                             Theoretical
                                       Number      Price     Proceeds          Number      Price     Proceeds
                                     ---------    -------  -------------     ----------   -------  -------------
Options outstanding                     30,938     32.73     1,012,601          24,750     40.91     1,012,523
Theoretical treasury stock purchase     31,340     32.31     1,012,601          26,029     38.90     1,012,523
Difference                                -402                                  -1,279

Net Earnings                         2,573,283                               2,047,930

Earnings per share basic                2.2988                                  1.8295

Weighted average # of shares         1,119,409                               1,119,409

Earnings per Share-Fully Diluted        2.2996                                  1.8316

Diluted weighted average # of shares 1,119,007                               1,118,130


McIntosh Bancshares, Inc.
Calculation of Market Price for MBI Stock
December 2002 and 2001


          2001
              Exercise Price              2001
              at the end of the
              quarter
3-31-2000               40.91        5575       30          167250

6-30-2000               32.73        7614     33.5          255069

9-30-2000               32.73        2272     32.5           73840

12-31-2000              32.73       19363     32.5        629297.5

                                    34824                  1125457

                                          32.31642 Weighted average market price


          2000
              Exercise Price              2000
              at the end of the
              quarter
3-31-2001               40.91        2446       40           97840

6-30-2001               40.91        3847       44          169268

9-30-2001               40.91        3524       40          140960

12-31-2001              40.91        5329       34          181186

                                    15146                   589254

                                          38.90493 Weighted average market price

Item 3.  Description of Property

         The assets of the Company consists almost entirely of its ownership interest in the Bank and MFS. Both the holding company and MFS operate out of premises owned by the Bank. The Bank owns the following properties:

         (1) Main Office
             210 South Oak Street
             Jackson, Georgia  30233

         Built in 1964, 11,000 square feet of heated space and five drive-thru lanes.

         (2) Monticello Office
             208 East Greene Street
             Monticello, Georgia  31064

         Built in 1966, 4,200 square feet of heated space, and four remote drive-thru lanes.

         (3) Locust Grove Office
             3796 Highway 42 South
             Locust Grove, Georgia  30248

         Built in 2000, 3,700 square feet of heated space, and three drive-thru lanes.

         (4) Operations Center
             264 Alabama Boulevard
             Jackson, Georgia  30233

         Built in 1998, 6,500 square feet of heated space.

         (5) Remote ATMs:
             632 East Third Street, Jackson, Georgia 30233
             3128 Highway 36 West, Jackson, Georgia 30233

         The Bank also owns the furniture, fixtures and equipment located at the above locations.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth, as of March 31, 2002, persons or groups who are known by the Company to own more than five percent (5%) of its common stock, and also sets forth, as of that same date, common stock ownership by directors and executive officers of the Company. Other than as noted below, management knows of no person or group that owns more than five percent (5%) of the outstanding shares of the Company's common stock.

                                                                   PERCENT OF
                                                                   SHARES OF
NAME AND ADDRESS OF                   AMOUNT AND NATURE OF        COMMON STOCK
BENEFICIAL OWNER                     BENEFICIAL OWNERSHIP/1/      OUTSTANDING
-------------------                  -----------------------      ------------
RUFUS ADAMS                                 108,940/2/                9.73%
609 McDonough Road
Jackson, Georgia 30233

BRUCE E. BARTHOLOMEW                          1,775/3/                  --/4/
448 Fox Hollow Wood
Jackson, Georgia 30233-2712

JOHN L. CARTER                                3,078                     --/4/
P.O. Box 949
Jackson, Georgia 30233

BAILEY M. CROCKARELL                         14,644/5/                1.31%
P.O. Box 586
Jackson, Georgia 30233-0586

JAMES P. DOYLE                                1,652/6/                  --/4/
188 Buttrill Court
Jackson, Georgia 30233-5456

------------

/1/ Includes shares of common stock held directly as well as by spouse or minor children, in trust and other indirect ownership, over which shares the individuals effectively exercise voting and investment power.

/2/ Includes 7,791 shares owned by Mr. Adams' spouse, with respect to which Mr. Adams disclaims beneficial ownership, and 45,375 shares owned by Rufus Adams Family Limited Partnership.

/3/ Includes options to purchase 1,375 shares of common stock granted pursuant to the McIntosh Bancshares, Inc. 1998 Incentive Stock Option Plan which are exercisable in the next sixty days.

/4/ Less than one percent (1%) of the common stock outstanding.

/5/ Includes 7,322 shares owned by Mr. Crockarell's spouse, beneficial ownership of which is disclaimed by Mr. Crockarell.

/6/ Includes options to purchase 1,375 shares of common stock granted pursuant to the McIntosh Bancshares, Inc. 1998 Incentive Stock Option Plan which are exercisable in the next sixty days.

FORTSON, DENNIS KEITH                        17,138/7/                1.53%
333 Fox Hollow Wood
Jackson, Georgia 30233-2709

MALONE, WILLIAM K.                           18,097/8/                1.61%
P.O. Box 932
Jackson, Georgia 30233

SHAPARD FAMILY                              114,446/9/               10.22%
546 South Hill Street
Griffin, Georgia 30223

STODGHILL, SR., ARTHUR E.                    61,446                   5.49%
545 Woodland Way
Jackson, Georgia 30233-2625

WEBB, WILLIAM T.                             60,964/10/               5.45%
P.O. Box 33
Jackson, Georgia 30233

WILLIS, JR., THURMAN L.                      23,195/11/               2.07%
1029 Maddox Street
P.O. Box 415
Monticello, Georgia 31064

------------

/7/ Includes 4,322 shares held by Dr. D. Keith Fortson as custodian for minor children.

/8/ Includes 1,238 shares owned by Mr. Malone's spouse, either individually or as custodian for minor children. Mr. Malone disclaims beneficial ownership of all such shares. Also includes options to purchase 5,500 shares of common stock granted pursuant to the McIntosh Bancshares, Inc. 1998 Incentive Stock Option Plan which are exercisable in the next sixty days.

/9/ The Shapard family consists of Emily Shapard King, Sally Shapard Peek, and William H. Shapard, Jr., siblings. Each of those individuals owns 27,711 shares in his or her own name. In addition, the listed total includes 31,313 shares owned by W.H. Shapard Grandchildren's Trust, of which Emily Shapard King, Sally Shapard Peek and William H. Shapard, Jr. are trustees. Emily Shapard King, Sally Shapard Peek and William H. Shapard, Jr. and W.H. Shapard Grandchildren's Trust each disclaims beneficial ownership of those shares not titled in their respective names.

/10/ Mr. Webb owns all of his shares jointly with other family members.

/11/ Includes 1,100 shares owned by Mr. Willis' minor children. Also includes options to purchase 4,125 shares of common stock granted pursuant to the McIntosh Bancshares, Inc. 1998 Incentive Stock Option Plan which are exercisable in the next sixty days.

All Directors and Executive                 249,483                  22.29%
Officers as a Group
(9 persons)


Item 5.  Directors, Executive Officers, Promoters and Control Persons

         The Board of Directors of the Company is currently composed of seven
(7) members, each of whom serves for a term of three (3) years. Executive officers are elected annually by the Board of Directors and serve at the Board's discretion.

         The following table sets forth information with respect to the directors and executive officers of the Company.

                                                                                 YEAR FIRST
                                                                                   ELECTED       EXPIRATION
NAME                        AGE   POSITION                                      OR APPOINTED/1/   OF TERM
----                        ---   --------                                      ---------------  ----------
MALONE, WILLIAM K.          54    Chairman of the Board, Chief Executive             1976           2004
                                  Officer and Director of McIntosh
                                  Bancshares, Inc., Chairman of the Board,
                                  Chief Executive Officer and President of
                                  McIntosh State Bank, Chairman of the Board,
                                  McIntosh Financial Services

ADAMS, RUFUS                87    Director                                           1964           2003

CROCKARELL, BAILEY M.       69    Director                                           1989           2004

FORTSON, DENNIS KEITH       47    Director                                           1989           2003

CARTER, JOHN L.             53    Director                                           1995           2002

WEBB, WILLIAM T.            57    Director                                           1995           2002

WILLIS, JR., THURMAN L.     53    President, Chief Operating Officer and             1996           2003
                                  Director of McIntosh Bancshares, Inc.;
                                  President, McIntosh State Bank
                                  (Monticello), President and Director of
                                  McIntosh Financial Services

DOYLE, JAMES P.             36    Secretary of McIntosh Bancshares, Inc.;              --             --
                                  Senior Vice President, Chief Financial
                                  Officer, and Secretary of McIntosh State
                                  Bank; Director of McIntosh Financial Services

BARTHOLOMEW, BRUCE E.       46    President, McIntosh State Bank (Jackson);            --             --
                                  Director of McIntosh Financial Services

------------
/1/ Refers to the year the individual first became a director of the Bank or Company. All directors of the Bank in 1990 became directors of the Company when it was incorporated in that year.

BIOGRAPHICAL INFORMATION:

         The principal occupation of each director and executive officer of the Company is set forth below. All directors and executive officers have held their present positions for five (5) years unless otherwise stated.

         William K. Malone - Mr. Malone has been employed by the Company or its
         -----------------
predecessors for the past 26 years. He was elected to the Board of Directors of the Company upon its formation on October 11, 1990, and serves as Chairman of the Board and Chief Executive Officer. He was elected to the Board of Directors of the Bank on January 29, 1976 and serves as Chairman of the Board, Chief Executive Officer and President. He is the Chairman of the Executive Committee, Loan Committee, and 401(k) & Profit Sharing Administrative Committee and serves as a member of the Compliance Committee, and the Asset/Liability Committee. Mr. Malone is also the Chairman of McIntosh Financial Services.

         Rufus Adams - Mr. Adams was elected to the Board of Directors of the
         -----------
Company upon its formation on October 11, 1990. Mr. Adams was elected to the Board of Directors of the Bank on March 23, 1964 and is one of the Bank's founding directors. He is a member of the Loan Committee. He is the President of Adams Briscoe Seed Company, Inc., Adams Briscoe Farm Supply, Inc., Macon Feed & Seed, and Lake Pines Corporation.

         Bailey M. Crockarell - Dr. Crockarell was elected to the Board of
         --------------------
Directors of the Company upon its formation on October 11, 1990. He was elected to the Board of Directors of the Bank on November 9, 1989, serves as Chairman of the Audit Committee and is a member of the Executive Committee and the Loan Committee. Dr. Crockarell is a local dentist.

         Dennis Keith Fortson - Dr. Fortson was elected to the Board of
         --------------------
Directors of the Company upon its formation on October 11, 1990. Dr. Fortson was elected to the Board of Directors of the Bank on November 9, 1989. He serves on the Loan Committee and Audit Committee. He is the owner of D. Keith Fortson, DMD, PC and McIntosh Cottage Antiques.

         John L. Carter - Mr. Carter was elected to the Board of Directors of
         --------------
both the Company and the Bank on January 30, 1995. Mr. Carter serves as a member of the Loan Committee, Audit Committee and Asset/Liability Committee. He is the President of C & M Oil Company, Inc., Park Avenue of Jackson, Inc., Carter & White, Inc. and May and Carter Oil Company, Inc.

         William T. Webb - Mr. Webb was elected to the Board of Directors of
         ---------------
both the Company and the Bank on January 30, 1995. Mr. Webb serves on the Executive Committee, Loan Committee, Audit Committee and Asset/Liability Committee. He is President of L. C. Webb, Inc., a local grocery store.

         Thurman L. Willis, Jr. - Mr. Willis has been employed by the Company or
         ----------------------
its predecessors for 31 years. Mr. Willis was elected to the Board of Directors of the Company on January 30, 1997 and is its President and Chief Operating Officer. He was elected to the Board of Directors of the Bank on August 22, 1996 and serves as President of the Monticello office. He is a member of the Executive Committee, Loan Committee, Asset/Liability Committee and 401(k) & Profit Sharing Administrative Committee. Mr. Willis is a director and President of McIntosh Financial Services. He is also the President of Thurman Willis, Inc., which owns other investments.

         James P. Doyle - Mr. Doyle has been employed by the Company for five
         --------------
years and currently serves as Senior Vice President, Chief Financial Officer and Secretary. Mr. Doyle serves as Chairman of the Asset/Liability Committee and is a member of the 401(k) Profit Sharing Administrative Committee and Compliance Committee. Mr. Doyle is a director and Vice President of McIntosh Financial Services.

     Bruce E. Bartholomew - Mr. Bartholomew has been employed by the Company
     --------------------
for six years. Mr. Bartholomew is currently President of the Jackson office of the Bank. He serves on the Asset/Liability Committee and is the Bank's Chief Credit Officer. Mr. Bartholomew is a director of McIntosh Financial Services.

         No director is a director of any other company which is required to file reports with the Securities and Exchange Commission. The only family relationship among the directors or executive officers is that of Mr. Malone and Mr. Willis, Jr., who are brothers-in-law. No director or executive officer of the Company during the preceding five (5) years has been convicted in any criminal proceeding or is the subject of a pending criminal proceeding (excluding traffic violations and other minor offenses); is subject to any order, judgment or decree enjoining or otherwise limiting his involvement in any type of business, securities or banking activities; or has been found to have violated any federal or state securities or commodities laws. No director or executive officer or any business with which he was affiliated as a general partner or an executive officer has been the subject of any bankruptcy petition within that period of time.


Item 6.  Executive Compensation

         The following table sets forth the cash and non-cash compensation awarded to or earned by the chief executive officer and for the Company's three other most highly compensated executive officers whose total salary and bonus exceeded $100,000.00 in 2001. No other officer had a salary and bonus during the fiscal year ended December 31, 2001 that exceeded $100,000.00 for services rendered in all capacities to the Company and the Bank.

                           SUMMARY COMPENSATION TABLE

                                                                                            Long Term Compensation

                                          Annual Compensation                   Awards               Payouts
                           ------------------------------------------------------------------------------------------------
(6)                        (b)       (c)          (d)          (e)            (f)         (g)          (h)           (i)
                                                              Other                    Securities
Name                                                          Annual       Restricted    Under-                   All Other
and                                                           Compen-        Stock       lying         LTIP        Compen-
Principal                                                     sation        Award(s)    Options/      Payouts      sation
Position                   Year    Salary($)   Bonus($)        ($)          (Shares)    SARs(#)/1/      ($)          ($)
---------------------------------------------------------------------------------------------------------------------------
William K. Malone          2001    $165,000    $15,950     $103,087.92/2/      -             -           -            -
Chairman, CEO,             2000    $156,000    $22,804     $ 63,295.76         -             -           -            -
President, McIntosh        1999    $150,000    $20,878     $ 46,261.42         -        13,750           -            -
State Bank

Thurman L Willis           2001    $156,000    $12,378     $ 49,887.97/3/      -             -           -            -
President, COO             2000    $150,000    $21,374     $ 45,089.15         -             -           -            -
McIntosh State Bank        1999    $142,325    $17,954     $ 33,230.82         -        10,312.50        -            -
(Monticello)

Bruce E. Bartholomew       2001    $108,000    $10,300     $ 27,328.59/4/      -             -           -            -
President                  2000    $101,000    $16,320     $ 22,789.87         -             -           -            -
McIntosh State Bank        1999    $ 95,000    $13,792     $ 17,347.78         -         3,437.50        -            -
(Jackson)

James P. Doyle             2001    $ 90,000    $13,584     $ 18,192.35/5/      -             -           -            -
Sr. Vice President         2000    $ 76,000    $13,010     $ 13,509.76         -             -           -            -
Chief Financial Off.       1999    $ 69,500    $17,934     $ 11,135.07         -         3,437.50        -            -

------------
/1/ Represents the split adjusted number of options to purchase common stock granted to each executive pursuant to the McIntosh Bancshares, Inc. 1998 Incentive Stock Option Plan. One-fifth of the options vest on each anniversary of the grant, June 19, 1999, and are exercisable at the split adjusted price of $32.73 per share.

/2/ Includes profit-sharing contributions to employee's account in the amounts of $12,063.99, $8,962.32, and $9,750.58 in the years 2001, 2000 and 1999 respectively. Also includes liability incurred by the Company for the employee's salary continuation plan in the amounts of $63,853, $26,892, and $11,620 for the years 2001, 2000 and 1999 respectively.

/3/ Includes profit-sharing contributions to employee's account in the amounts of $12,063.98, $8,962.32, and $9,316.67 in the years 2001, 2000 and 1999 respectively. Also includes liability incurred by the Company for the employee's salary continuation plan in the amounts of $16,671, $15,470, and $3,794 for the years 2001, 2000 and 1999 respectively.

/4/ Includes profit-sharing contributions to employee's account in the amounts of $8,889.47, $6,190.34, and $6,175.36 in the years 2001, 2000 and 1999 respectively. Also includes liability incurred by the Company for the employee's salary continuation plan in the amounts of $6,419, $5,956, and $1,461 for the years 2001, 2000 and 1999 respectively.

/5/ Includes profit-sharing contributions to employee's account in the amounts of $7,614.76, $4,989.42, and $4,517.76 in the years 2001, 2000 and 1999 respectively. Also includes liability incurred by the Company for the employee's salary continuation plan in the amounts of $2,094, $1,943, and $477 for the years 2001, 2000 and 1999 respectively.

         The following table sets forth for each of the named executive officers the fiscal year-end value of unexercised stock options:

                 Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values
                 --------------------------------------------------------------------------------
Name                        Shares            Value             Number of               Value of unexercised
                           Acquired          Realized          Securities             In-the-money options/SARs
                              On                ($)             Underlying                  At FY-End ($)
                           Exercise (#)                        Unexercised                 Exercisable/
                                                              Options/SARs at              Unexercisable
                                                               FY-End (#)
                                                              Exercisable/
                                                              Unexercisable

(a)                           (b)               (c)               (d)                         (e)/1/
----------------------------------------------------------------------------------------------------------------
William K. Malone                                             5,500/8,250               $12,485/$18,727.50
CEO

Bruce E. Bartholomew                                          1,375/2,062.50            $ 3,121.25/$4,681.88
President
McIntosh State Bank
(Jackson)

Thurman L. Willis                                             4,125/6,187.50            $ 9,363.75/$14,045.63
President
McIntosh State Bank
(Monticello)

James P. Doyle                                                1,375/2,062.50            $ 3,121.25/$4,681.88
Sr. Vice President
Chief Financial Officer

------------

/1/ Determined by multiplying the number of option shares by the difference between the current market value of $35.00 per share and the exercise price of $32.73 per share.

         Each director of the Company is paid $400.00 for each meeting of the Board of Directors, regardless of whether that meeting is attended.

         The Bank has entered into change in control agreements with William K. Malone, Bruce E. Bartholomew, James P. Doyle and Thurman L. Willis. Each of the agreements provides that in the event the employee is terminated within a specified period of time following the merger, acquisition or other change in control of either the Company or the Bank, other than for cause or the employee's disability, retirement or death, or in the event the employee terminates the employment for reasons specified in the agreement, the employee shall be paid the salary, bonuses and benefits provided for during his employment for the balance of that period. For Messrs. Malone and Willis the benefits are for a period of two (2) years; for Messrs. Doyle and Bartholomew the benefits are payable for a period of one (1) year. The agreement with Mr. Doyle was entered into on June 17, 1999; the agreements with the other employees were entered into on March 12, 1998. Each agreement is for an initial term of three (3) years, and is subject to being renewed by the Board of Directors in its discretion for consecutive one (1) year terms. The agreements are presently in effect with each of the four identified employees.

Item 7.  Certain Relationships and Related Transactions

         The Bank has followed a policy of granting various types of loans to executive officers and directors, to their family members, and to certain entities in which they have an interest. However, the loans have been made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with the Bank's other customers, and do not involve more than the normal risk of collectibility, or present other unfavorable features. Otherwise, neither the Company nor the Bank has during the last two (2) years entered into, nor is there proposed, any transaction in which any director, executive officer, director nominee, or principal shareholder, or any member of their immediate family, had a direct or indirect material interest. As of March 31, 2002 directors and executive officers of the Company and entities with which they are affiliated were indebted to the Bank in the aggregate amount of $2,851,558.00. The total outstanding commitments to directors and executive officers, as of March 31, 2001, was $4,782,630.00. In addition, the Bank leases property from Director John L. Carter, through his company, May & Carter Oil Company, for the following:

         o Bank sign at 207 W. Third Street, Jackson, Georgia with payments of $1,500.00, $3,000.00, and $750.00 for the years 2000, 2001, and 2002 year to date, respectively

         o Bank ATM at 632 E. Third Street, Jackson, Georgia with payments of $5,135.00, $5,209.00, and $1,398.00 for the years 2000, 2001, and
           2002 year to date, respectively.

         In the opinion of management, the terms of the transactions with related parties are as favorable to the company as would have been made with unaffiliated parties.


Item 8.  Description of Securities

         The Company is a corporation organized and existing under the laws of the State of Georgia. Under its articles of incorporation it has the authority to issue as many as 5,000,000 shares of its common stock, with a par value of $2.50 per share. There were 1,119,409 shares of the Company's common stock outstanding as of March 31, 2002. The capital stock of the Company represents non-withdrawable capital and is not insured by the Federal Deposit Insurance Corporation. Each share of common stock has the same relative rights and is identical in all respects with every other share of common stock. The holders of the common stock possess exclusive voting rights in the Company. Each holder of common stock is entitled to only one vote for each share held of record on all matters submitted to a vote of holders of common stock and is not permitted to accumulate votes in the election of the Company's directors. Holders of common stock do not possess any dividend or liquidation rights.

         Holders of common stock do not have pre-emptive rights with respect to any additional shares of common stock which may be issued. Therefore, the Board of Directors may sell shares of common stock of the Company without first offering such shares to the existing stockholders of the Company. The common stock is not subject to call for redemption, and the outstanding shares of common stock are fully paid and non-assessable.

         Unless otherwise provided by the articles of incorporation, the bylaws, or the Georgia Business Corporations Code, action on a matter is approved if the votes cast favoring the action exceed the votes cast opposing the action. The Company's articles of incorporation were amended in 1998 to require that any share exchange, merger, consolidation, lease, sale, transfer, exchange or other disposition which has the effect of transferring all or substantially all of the assets of the Company or any of its affiliates to be approved by the affirmative vote of the holders of two-thirds of all classes of stock entitled to vote for the election of directors. The articles of incorporation, as amended, further provide that the voting requirements may be modified only by the affirmative vote of the holders of two-thirds of all classes of stock entitled to vote for the election of directors. The amendment would have the effect of making more difficult a change in control of the Company.

         The articles of incorporation of the Company, as amended, provide that the Board of Directors will consist of not less than five (5) nor more than twenty-five (25) persons, with the exact number to be fixed and determined from time to time by resolution of the Board of Directors or by resolution of the shareholders adopted at the annual meeting of shareholders. The directors are divided into three (3) classes with staggered terms of three (3) years each, with each class as nearly equal in number as the then total number of directors constituting the entire Board of Directors shall permit. The members of each class are elected for a term of three (3) years and until their successors are elected and qualified. One class stands for election every year. Directors are elected by a plurality vote of the shareholders represented at the annual meeting of shareholders entitled to vote for the election of directors.

         The holders of the Company's common stock are entitled to receive dividends when, as and if declared by the Company's Board of Directors and paid by the Company out of funds legally available therefor. Under applicable policy of the Board of Governors of the Federal Reserve System, a bank holding company is expected to act as a source of financial strength to each of its subsidiary banks and to commit resources to support each such bank. Consistent with this policy, the Federal Reserve has stated that, as a matter of prudent banking, a bank holding company generally should not maintain a rate of cash dividends unless the available net income of the bank holding company is sufficient to fully fund the dividends, and the prospective rate of earnings retention appears to be consistent with capital needs, asset quality, and overall financial condition. The ability of the Company to pay cash dividends is currently influenced, and in the future could be further influenced, by bank regulatory policies or agreements and by capital guidelines. Accordingly, the actual amount and timing of future dividends, if any, will depend on, among other things, future earnings, the financial condition of the Company and of its subsidiary bank, the amount of cash on hand at the holding company level and outstanding debt.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

         There is no established public trading market for the Company's common stock. It is not traded on an exchange or in the over-the-counter market. There is no assurance that an active market will develop for the Company's common stock in the future. Therefore, management of the Company is furnished with only limited information concerning trades of the Company's common stock. The following table sets forth for each quarter during the most two recent fiscal years and for the most recent fiscal quarter in 2002 the number of shares traded and the high and low per share sales prices to the extent known to management. The per share trade prices have been adjusted to reflect a ten percent (10%) stock dividend declared by the Company as of February 15, 2000, increasing the number of issued and outstanding shares of the Company from 814,116 to 895,527, and to reflect a twenty-five percent (25%) stock dividend effected by the declaration of a five-for-four stock split as of February 15, 2001, increasing the number of issued and outstanding shares from 895,527 to 1,119,409.

YEAR                     NUMBER         HIGH SALES PRICE      LOW SALES PRICE
                           OF              (Per Share)          (Per Share)
2000                     SHARES
                         TRADED
-------------         ------------      ----------------      ---------------
First Quarter         2,446 Shares           $40.00               $40.00

Second Quarter        3,847 Shares           $44.00               $44.00

Third Quarter         3,524 Shares           $40.00               $40.00

Fourth Quarter        5,329 Shares           $36.00               $32.00


         The Company is contacted from time to time by either shareholders who wish to sell the Company's common stock and by individuals who wish to purchase the Company's common stock. The Company provides names of known buyers and sellers who, independent of the Company, negotiate the transaction. Often times, stock transactions are conducted among existing shareholders with no Company involvement.

YEAR                     NUMBER         HIGH SALES PRICE      LOW SALES PRICE
                           OF              (Per Share)          (Per Share)
2001                     SHARES
                         TRADED
-------------        -------------      ----------------      ---------------
First Quarter         5,575 Shares           $32.00               $28.00

Second Quarter        7,614 Shares           $35.00               $32.00

Third Quarter         2,272 Shares           $35.00               $30.00

Fourth Quarter       19,363 Shares           $35.00               $30.00

YEAR                     NUMBER         HIGH SALES PRICE      LOW SALES PRICE
                           OF              (Per Share)          (Per Share)
2002                     SHARES
                         TRADED
-------------        -------------      ----------------      ---------------
First Quarter         3,911 Shares           $35.00               $25.00

         The Company has historically paid dividends on an annual basis. Any declaration and payment of dividends will be based on the Company's earnings, economic conditions, and the evaluation by the Board of Directors of other relevant factors. The Company's ability to pay dividends is dependent on cash dividends paid to it by McIntosh State Bank, its wholly-owned subsidiary. The ability of the bank to pay dividends to the Company is restricted by applicable regulatory requirements. See "Supervision and Regulation". The Company paid an annual dividend of $0.109 per share in 2000, $0.12 in 2001 and a cash dividend of 15 cents per share during the first quarter of 2002 (the cash dividends have been adjusted to reflect the declaration of stock dividends in 2000 and 2001).

         As of March 31, 2002 there were 1,119,409 shares of the Company's common stock issued and outstanding held of record by approximately 575 persons (not including the number of persons or entities holding stock in nominee or street name through various brokerage houses).

         In 1998 the Company adopted an incentive stock option plan which authorized the Company to issue to officers and other key employees of McIntosh State Bank options to purchase in the aggregate as many as 35,000 shares of the Company's common stock. The number of shares so authorized was subject to increase in the event, among other matters, of a stock dividend. As a result of the stock dividends declared by the Company in 2000 and 2001, there are now 48,125 shares of its common stock for which such options may be granted. Options to purchase 30,937.50 shares of its common stock have been issued pursuant to the 1998 Incentive Stock Option Plan as of March 31, 2002.

Item 2.  Legal Proceedings

         The Bank is from time to time involved in various legal actions arising from normal business activities. Management believes that the liability, if any, arising from such actions will not have a material adverse effect on the Company's financial condition. Neither the Bank nor the Company is a party to any proceeding to which any director, officer or affiliate of the issuer, any owner of more than five percent (5%) of its voting securities is a party adverse to the Bank or the Company.

Item 3.  Changes in and Disagreements with Accountants

         The principal independent accountant of the Company and of the Bank has not resigned, declined to stand for re-election, or been dismissed during the two most recent fiscal years or any later interim period.

Item 4.  Recent Sales of Unregistered Securities

         The Company has not sold any securities within the past three (3) years.

Item 5.  Indemnification of Directors and Officers

         The Company's articles of incorporation, as amended, provide that no director shall be personally liable to the Company or its shareholders for monetary damages for any breach of the duty of care or other duty as a director, except that such liability shall not be eliminated: (i) for any appropriation, in violation of a director's duties, of any business opportunity of the corporation, (ii) for acts or omissions which involve intentional misconduct or a knowing violation of law, (iii) for certain unlawful distributions, or (iv) for any transaction from which the director derived an improper personal benefit.

         Article 8, Part 5 of the Georgia Business Corporation Code provides for indemnification of directors and officers of corporations. Under the provisions of O.C.G.A. ss.14-2-852, a director of the Company, to the extent successful in the defense of any proceeding or claim to which he is a party because he is a director of the Company, is entitled as a matter of right to indemnification against reasonable expenses, including attorneys' fees, incurred by him in connection therewith, unless the articles of incorporation of the Company should subsequently be amended to eliminate such rights. The Company is further authorized to indemnify any person who is made a party to a proceeding because he or she is a director against any liability incurred including the obligation to pay any judgment rendered against him or her if the director acted in a manner he or she believed in good faith to be in, or not opposed to, the best interests of the corporation and, in the case of any criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. The authority of the Company to indemnify a director is not applicable in connection with any proceeding brought by or in the right of the corporation, or in connection with any other proceeding in which he or she is adjudged liable on the basis that personal benefit was improperly received by him. Indemnification in any action brought by or in the right of the corporation is limited in any event to reasonable expenses incurred in connection with the proceeding, and does not include the obligation to pay any judgment, settlement, penalty or fine.

         A determination that a director is entitled to indemnification must be made by the Board of Directors by majority vote of a quorum consisting of directors not at the time parties to the proceedings; if a quorum cannot be obtained then by majority vote of a committee duly designated by the Board of Directors (in which designation directors who are parties may participate), consisting solely of two or more directors not at the time parties to the proceedings; by special legal counsel; or by the shareholders of the corporation, excluding shares owned by or voted under the control of directors who are at the time parties to the proceeding. Unless the articles of incorporation of the Company are subsequently amended to provide otherwise, a director of the Company who is a party to a legal proceeding in that capacity may apply to the court for indemnification or advances for expenses if it determines (1) the director is entitled to mandatory indemnification under O.C.G.A. ss.14-2-852; (2) the director is fairly and reasonably entitled in view of all relevant circumstances to indemnification, even if he or she has not met the standard conduct set forth in O.C.G.A. ss.14-2-851(a) or was adjudged liable as described in O.C.G.A. ss.14-2-851(d), in which latter event, however, his or her indemnification is limited to reasonable expenses incurred, unless otherwise provided by articles of incorporation or bylaws or shareholder resolutions; or
(3) in the case of advances for expenses, the director is entitled pursuant to the provisions of any articles of incorporation, bylaws, resolutions or agreement to payment or reimbursement of his reasonable expenses incurred as a party to a proceeding in advance of final disposition of the proceedings. The articles of incorporation of the Company also eliminate, as permitted by law, the personal liability of directors of the Company from monetary damages for breach of duty of care or other duty as a director, excepting only any liability for misappropriation of any business opportunity of the corporation, intentional misconduct, and other specified conduct.

         An officer of the Company who is not a director is entitled to mandatory indemnification under O.C.G.A. ss.14-2-852 and is entitled to apply for court ordered indemnification in each case to the same extent as is a director of the Company. The Company may also indemnify and advance expenses to an officer, employee or agent who is not a director to the extent, consistent with public policy, that may be provided by its articles of incorporation, bylaws, general or specific action of its Board of Directors, or contract.

                                    PART F/S

                            MCINTOSH BANCSHARES, INC.
                                AND SUBSIDIARIES

                        Consolidated Financial Statements

                           December 31, 2001 and 2000

                 (with Independent Accountants' Report thereon)

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders
McIntosh Bancshares, Inc.
Jackson, Georgia

We have audited the accompanying consolidated balance sheets of McIntosh Bancshares, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of earnings, comprehensive income, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of McIntosh Bancshares, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Porter, Keadle and Moore, LLP
Atlanta, Georgia
February 1, 2002

                   MCINTOSH BANCSHARES, INC. AND SUBSIDIARIES
                           Consolidated Balance Sheets
                           December 31, 2001 and 2000

                                     Assets



                                                                                                 2001            2000
                                                                                             ------------    -----------
Cash and due from banks                                                                      $  9,725,989      5,603,357
Federal funds sold                                                                             16,926,000      2,330,000
Investment securities held to maturity
  (market value of $2,977,501 and $3,890,525)                                                   2,842,383      3,771,156
Investment securities available for sale                                                       34,315,492     31,930,658
Other investments                                                                               1,106,492      1,086,992
Loans, net                                                                                    157,642,858    153,330,276
Premises and equipment, net                                                                     4,006,647      4,257,896
Accrued interest receivable                                                                     1,748,434      2,072,470
Other assets                                                                                    4,400,108      4,264,398
                                                                                             ------------    -----------

                                                                                             $232,714,403    208,647,203
                                                                                             ============    ===========

                      Liabilities and Stockholders' Equity
Deposits:
   Demand                                                                                    $ 17,902,552     13,466,722
   Money market and NOW accounts                                                               74,386,185     50,007,738
   Savings                                                                                      8,759,197      8,055,488
   Time deposits of $100,000 or more                                                           37,711,668     38,941,126
   Time deposits                                                                               65,410,746     70,452,689
                                                                                             ------------    -----------

          Total deposits                                                                      204,170,348    180,923,763

Borrowed funds                                                                                  6,000,000      8,000,000
Accrued interest payable and other liabilities                                                  1,826,554      1,804,622
                                                                                             ------------    -----------

          Total liabilities                                                                   211,996,902    190,728,385
                                                                                             ------------    -----------

Commitments

Stockholders' equity:
   Common stock, par value $2.50; 5,000,000 shares authorized,
     1,119,409 shares issued and outstanding,                                                   2,798,523      2,798,523
   Surplus                                                                                      8,905,393      8,905,393
   Retained earnings                                                                            8,569,174      6,130,220
   Accumulated other comprehensive income                                                         444,411         84,682
                                                                                             ------------    -----------

          Total stockholders' equity                                                           20,717,501     17,918,818
                                                                                             ------------    -----------
                                                                                             $232,714,403    208,647,203
                                                                                             ============    ===========



See accompanying notes to consolidated financial statements.

                   MCINTOSH BANCSHARES, INC. AND SUBSIDIARIES
                       Consolidated Statements of Earnings
                 For the Years Ended December 31, 2001 and 2000




                                                                                                 2001          2000
                                                                                              -----------   ----------
Interest income:
   Loans, including fees                                                                      $14,847,784   14,449,019

   Interest on investment securities:
    U. S. Treasury, U. S. Government agency and
       Mortgage-backed securities                                                               1,222,996    1,498,242
    State, county and municipal                                                                   557,592      552,627
    Other investments                                                                             100,475       80,426
   Federal funds sold and other short-term investments                                            393,981      297,797
                                                                                              -----------   ----------

             Total interest income                                                             17,122,828   16,878,111

Interest expense:
   Interest-bearing demand and money market                                                     1,647,983    1,754,418
   Savings                                                                                        188,148      214,432
   Time deposits of $100,000 or more                                                            2,301,555    2,127,804
   Other time deposits                                                                          3,991,413    4,145,927
   Other                                                                                          404,360      402,946
                                                                                              -----------   ----------

             Total interest expense                                                             8,533,459    8,645,527
                                                                                              -----------   ----------

             Net interest income                                                                8,589,369    8,232,584

Provision for loan losses                                                                         130,501      475,052
                                                                                              -----------   ----------

             Net interest income after provision for loan losses                                8,458,868    7,757,532
                                                                                              -----------   ----------
Other income:
   Service charges                                                                              1,308,924      935,008
   Investment securities gains (losses)                                                             2,459      (17,913)
   Other income                                                                                 1,021,942      724,629
                                                                                              -----------   ----------

             Total other income                                                                 2,333,325    1,641,724
                                                                                              -----------   ----------
Other expenses:
   Salaries and employee benefits                                                               4,414,670    3,821,501
   Occupancy and equipment                                                                        857,130      793,340

   Other operating                                                                              1,904,434    2,004,017
                                                                                              -----------   ----------
             Total other expenses                                                               7,176,234    6,618,858
                                                                                              -----------   ----------
             Earnings before income taxes                                                       3,615,959    2,780,398
Income tax expense                                                                              1,042,676      732,468
                                                                                              -----------   ----------
             Net earnings                                                                     $ 2,573,283    2,047,930
                                                                                              ===========   ==========

             Basic earnings per common share                                                  $      2.30         1.83
             Diluted earnings per common share                                                       2.30         1.83
                                                                                              ===========   ==========


See accompanying notes to consolidated financial statements.

                   MCINTOSH BANCSHARES, INC. AND SUBSIDIARIES
                 Consolidated Statements of Comprehensive Income
                 For the Years Ended December 31, 2001 and 2000


                                                                                                  2001        2000
                                                                                              ----------    ---------
Net earnings
                                                                                              $2,573,283    2,047,930
Other comprehensive income, net of income taxes:
   Unrealized gains (losses) on securities available for sale:
    Holding gains (losses) arising during the period, net of tax
      of $185,315 and $284,298                                                                   359,729      552,015
    Reclassification adjustment for losses included in net earnings, net of tax
      of $6,090 for 2000                                                                               -       11,823
                                                                                              ----------    ---------
           Total comprehensive income                                                            359,729      563,838
                                                                                              ----------    ---------

Comprehensive income                                                                          $2,933,012    2,611,768
                                                                                              ==========    =========



See accompanying notes to consolidated financial statements.

                   MCINTOSH BANCSHARES, INC. AND SUBSIDIARIES
           Consolidated Statements of Changes in Stockholders' Equity
                 For the Years Ended December 31, 2001 and 2000


                                                                                    Accumulated
                                                                                       Other
                                                Common                Retained     Comprehensive
                                                 Stock     Surplus    Earnings         Income              Total
                                              ----------  ---------   ---------    -------------         ----------
Balance, December 31, 1999                    $2,544,115  5,496,305   7,867,883       (479,156)          15,429,147

Net earnings                                           -          -   2,047,930              -            2,047,930

Change in unrealized gains (losses) on
    securities available for sale                      -          -           -        563,838              563,838

Cash dividend paid, $.109 per share                    -          -    (122,097)             -             (122,097)

Ten percent stock dividend                       254,408  3,409,088  (3,663,496)             -                    -
                                              ----------  ---------  ----------       --------           ----------

Balance, December 31, 2000                     2,798,523  8,905,393   6,130,220         84,682           17,918,818

Net earnings                                           -          -   2,573,283              -            2,573,283

Change in unrealized gains on
    securities available for sale                      -          -           -        359,729              359,729

Cash dividend paid, $.12 per share                     -          -    (134,329)             -             (134,329)
                                              ----------  ---------  ----------       --------            ---------

Balance, December 31, 2001                    $2,798,523  8,905,393   8,569,174        444,411            20,717,501
                                              ==========  =========  ==========       ========            ==========



See accompanying notes to consolidated financial statements.

                   MCINTOSH BANCSHARES, INC. AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows
                 For the Years Ended December 31, 2001 and 2000


                                                                                                  2001          2000
                                                                                              ------------   -----------
Cash flows from operating activities:
  Net earnings                                                                                $  2,573,283     2,047,930
  Adjustments to reconcile net earnings to net cash
   provided by operating activities:
     Depreciation, accretion and amortization                                                      503,205       568,571
     Gain (Loss) on sale and impairment of securities                                               (2,459)       17,913
     Provision for loan losses                                                                     130,501       475,052
     Provision for deferred income taxes                                                           (83,894)     (209,607)
     Loss on disposal of equipment                                                                       -         5,326
     Change in:
         Accrued interest receivable and other assets                                             (758,714)     (664,408)
         Accrued interest payable and other liabilities                                            738,821       766,598
                                                                                              ------------   -----------

                Net cash provided by operating activities                                        3,100,743     3,007,375
                                                                                              ------------   -----------

Cash flows from investing activities:
   Proceeds from maturities and paydowns of securities available for sale                       18,634,240     3,220,337
   Proceeds from maturities and paydowns of securities held to maturity                            876,776       621,300
   Proceeds from sales of securities available for sale                                            152,795       499,453
   Purchases of  securities available for sale                                                 (20,487,929)   (2,991,832)
   Purchases of other investments                                                                  (19,500)     (119,386)
   Net change in loans                                                                          (4,443,083)  (25,857,434)
   Purchases of premises and equipment                                                            (207,666)   (1,194,182)
                                                                                              ------------   -----------

                Net cash used by investing activities                                           (5,494,367)  (25,821,744)
                                                                                              ------------   -----------

Cash flows from financing activities:
   Net change in deposits                                                                       23,246,585    16,842,044
   Change in other borrowed funds                                                               (2,000,000)    6,000,000
   Dividends paid                                                                                 (134,329)     (122,097)
                                                                                              ------------   -----------

                Net cash provided by financing activities                                       21,112,256    22,719,947
                                                                                              ------------   -----------

                Net increase (decrease) in cash and cash equivalents                            18,718,632       (94,422)

Cash and cash equivalents, beginning of year                                                     7,933,357     8,027,779
                                                                                              ------------   -----------

Cash and cash equivalents, end of year                                                        $ 26,651,989     7,933,357
                                                                                              ============   ===========
Supplemental schedule of noncash investing and financing activities:
   Change in net unrealized gain/loss on investment securities
    available-for-sale, net of tax                                                            $    359,729       563,838

Supplemental disclosures of cash flow information:
   Cash paid during the year for:
    Interest                                                                                  $  8,741,797     8,327,093
    Income taxes                                                                              $    956,000       794,500



See accompanying notes to consolidated financial statements.

                   MCINTOSH BANCSHARES, INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

(1)   Summary of Significant Accounting Policies
      McIntosh Bancshares, Inc. and subsidiaries provides a full range of banking and bank-related services to individual and corporate customers in the Georgia counties of Butts, Jasper and Henry and surrounding areas. McIntosh Bancshares, Inc. and subsidiaries are subject to competition from other financial institutions and are also subject to the regulations of certain governmental agencies and undergo periodic examinations by those regulatory authorities.

      The accounting and reporting policies of McIntosh Bancshares, Inc. and subsidiaries conform to generally accepted accounting principles and to general practices within the banking industry. The following is a summary of the significant accounting policies.

      Basis of Presentation
      The consolidated financial statements include the accounts of McIntosh Bancshares, Inc. (the "Parent Company") and its wholly-owned subsidiaries, McIntosh State Bank (the "Bank") and McIntosh Financial Services, Inc., collectively known as the Company. All significant intercompany accounts and transactions have been eliminated in consolidation.

      The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the market valuation reserve on investment securities available for sale. Management believes that the allowance for loan losses is adequate and the market valuation reserve is appropriate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

      Cash and Cash Equivalents
      For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

      Investment Securities
      Investment securities held to maturity are reported at cost, adjusted for amortization of premium and accretion of discount. Investment securities available for sale are reported at fair value, with unrealized gains and losses reported as a separate component of stockholders' equity, net of the related tax effect. Other investments are reported at cost and, accordingly, earnings are reported when interest is accrued or when dividends are received.

      Premium and discount on all investment securities are amortized and accreted, respectively, to interest income on the straight-line and interest methods over the period to the maturity of the related investment. Premium and discount on mortgage-backed securities are amortized and accreted, respectively, to interest income using a method which approximates a level yield over the period to maturity of the related security, taking into consideration assumed prepayment patterns.

      A decline in the market value of any available for sale or held to maturity investment below cost that is deemed other than temporary is charged to earnings and establishes a new cost basis for the security.

      Gains or losses on disposition are computed by the specific identification method for all securities.

      Loans
      Loans are reported at the gross amount outstanding net of the valuation allowance for loan losses. Interest income is generally recognized over the terms of the loans based on the principal amount outstanding. If the collectibility of interest appears doubtful, accrual is discontinued. Accrued interest which appears doubtful of collection is reversed against interest income if accrued in the current year or charged to the allowance for loan losses if accrued in prior years.


      Allowance for Loan Losses The allowance for loan losses is established through a provision for loan losses charged to expense. The allowance represents an amount which, in management's judgment, will be adequate to absorb probable losses on existing loans that may become uncollectible. The Bank's practice is to charge-off loans when they become 120 days past due or are rated loss. Management's judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans and takes into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower's ability to pay, overall portfolio quality and review of specific problem loans.


      Periodic revisions are made to the allowance when circumstances which necessitate such revisions become known. Recognized losses are charged to the allowance for loan losses, while subsequent recoveries are added to the allowance.

      Premises and Equipment
      Premises and equipment are reported at cost less accumulated depreciation. For financial reporting purposes, depreciation is computed using primarily the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged to operations as incurred, while major renewals and betterments are capitalized. For federal tax reporting purposes, depreciation is computed using primarily accelerated methods.

      Income Taxes
      Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

      In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.


      Intangible Asset
      In July 1996, the Company acquired certain assets and assumed certain liabilities of another bank's branch office in Monticello, Georgia. The excess of the purchase price over net assets acquired was $1,287,306 and is being amortized over ten years on a straight-line basis. Amortization expense totaled $128,731 in 2001 and 2000 and is included in other operating expenses. The unamortized balance of this unidentified intangible asset as of December 31, 2001 is $600,743.


      Basic Earnings Per Common Share
      Basic earnings per common share has been computed based on the weighted average number of shares outstanding during the period adjusted for the stock split as discussed in note 13, which totaled 1,119,409 for the years ended

      December 31, 2001 and 2000. While the Company has common stock equivalents in the form of stock options, they do not affect earnings per share, as the effect of applying the stock options to the basic earnings per share calculation is anti-dilutive.

      Recent Accounting Pronouncements
      --------------------------------
      On July 20, 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 is effective for business combinations initiated after June 30, 2001 and requires all business combinations completed after its adoption to be accounted for under the purchase method of accounting and establishes specific criteria for the recognition of intangible assets separately from goodwill. SFAS No. 142 will be effective for the Company on January 1, 2002 and addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. Upon adoption of SFAS No. 142, goodwill and some intangible assets will no longer be amortized and will be tested for impairment at least annually. The Company believes the adoption of SFAS No. 142 will not have a material impact on its financial position, results of operations or liquidity.

      Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities--a replacement of SFAS No. 125", was effective for transfers and servicing of financial assets occurring after March 31, 2001 and was effective for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The implementation of SFAS No. 140 did not have a material impact on the Company's financial position, results of operations or liquidity.


(2)   Cash  and Due from Banks
      The Bank is required to maintain average reserve balances with the Federal Reserve Bank, on deposit with national banks or in cash. At December 31, 2001 and 2000, the Bank's reserve requirement was approximately $1,145,000 and $962,000, respectively. The Bank maintained cash balances which were adequate to meet the requirements.

(3)   Investment Securities
      Investment securities at December 31, 2001 and 2000 are as follows:

          Securities Held to Maturity:



                                                             Carrying        Unrealized     Unrealized         Market
          December 31, 2001                                   Value            Gains          Losses           Value
                                                            -----------      ----------     ----------       ----------
          States and political subdivisions                 $ 2,842,383       135,118                -        2,977,501
                                                            ===========       =======          =======       ==========


                                                             Carrying        Unrealized     Unrealized         Market
          December 31, 2000                                   Value            Gains          Losses           Value
                                                            -----------      ----------     ----------       ----------

          States and political subdivisions                 $ 3,771,156       121,111            1,742        3,890,525
                                                            ===========       =======          =======       ==========

          Securities Available for Sale:

                                                             Carrying        Unrealized     Unrealized         Market
          December 31, 2001                                   Value            Gains          Losses           Value
                                                            -----------      ----------     ----------       ----------
          U.S. Treasury securities                          $   499,481        15,050                -          514,531
          U.S. Government Agencies
            and corporations                                 14,817,372       372,095            7,905       15,181,562
          Mortgage-backed securities                          9,142,428        82,213            3,981        9,220,660
          States and political subdivisions                   8,182,861       225,558            9,680        8,398,739
          Corporate debt securities                           1,000,000             -                -        1,000,000
                                                            -----------       -------          -------       ----------

                                                            $33,642,142       694,916           21,566       34,315,492
                                                            ===========       =======          =======       ==========


                                                             Carrying        Unrealized     Unrealized         Market
          December 31, 2000                                   Value            Gains          Losses           Value
                                                            -----------      ----------     ----------       ----------

          U.S. Treasury securities                          $   798,143        11,825                -          809,968
          U.S. Government Agencies
            and corporations                                 19,997,146        62,830           67,767       19,992,209
          Mortgage-backed securities                          3,042,724        17,632           26,073        3,034,283
          States and political subdivisions                   7,811,544       140,769           10,910        7,941,403
          Other investment securities                           152,795             -                -          152,795
                                                            -----------       -------          -------       ----------

                                                            $31,802,352       233,056          104,750       31,930,658
                                                            ===========       =======          =======       ==========

      Other investments are comprised of the following:

                                                             2001        2000
                                                          ----------  ---------
          Federal Home Loan Bank                          $  521,500    502,000
          Community Financial Services, Inc.                 335,029    335,029
          Nexity Financial Corporation                       249,963    249,963
                                                          ----------  ---------

                                                          $1,106,492  1,086,992

      The carrying value and estimate market value of investment securities held to maturity and the amortized cost and estimated market value of investment securities available for sale at December 31, 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

                                                             Investment Securities           Investment Securities
                                                               Held to Maturity                Available for Sale
                                                            -----------------------       ---------------------------
                                                            Amortized      Market         Amortized           Market
                                                              Cost         Value            Cost              Value
                                                            -----------   ---------       ----------       ----------
          Due in one year or less                            $  220,000     225,283        3,699,480        3,789,730
          Due after one year through five years               2,064,347   2,150,612       11,915,187       12,231,937
          Due after five years through ten years                558,036     601,606        7,885,047        8,073,165
          Due after ten years                                         -           -        1,000,000        1,000,000
          Mortgage-backed securities                                  -           -        9,142,428        9,220,660
                                                             ----------   ---------       ----------       ----------

                                                             $2,842,383   2,977,501       33,642,142       34,315,492
                                                             ==========   =========       ==========       ==========

      Proceeds from sales of securities available for sale during 2001 and 2000 were $152,795 and $499,453, respectively. Gross gains of $2,000 and gross losses of $69 were realized on those 2000 sales. Premiums received as a result of early calls amounted to $2,459 in 2001. There was a permanent impairment in value on other investment securities, which resulted in a direct write-off of $19,844 during 2000.

      Investment securities with a carrying value of $26,877,368 and $17,493,575 at December 31, 2001 and 2000, respectively, were pledged to secure public funds and certain other deposits as required by law.

(4)   Loans
      Major classifications of loans at December 31, 2001 and 2000 are summarized as follows:

                                                                                     2001         2000
                                                                                ------------   -----------
          Commercial, financial and agricultural                                $ 16,512,024    15,891,850
          Real estate - mortgage                                                  96,992,193   104,658,709
          Real estate - construction                                              31,850,240    16,045,469
          Consumer                                                                14,052,110    16,544,384
          Tax-exempt                                                                 714,144     2,646,689
                                                                                ------------   -----------

                                                                                 160,120,711   155,787,101
          Less: Allowance for loan losses                                         (2,477,853)   (2,456,825)
                                                                                ------------   -----------

                                                                                $157,642,858   153,330,276

      The Bank grants loans and extensions of credit to individuals and a variety of businesses and corporations located in its general trade area of Butts, Jasper and Henry counties as well as other adjoining counties in Georgia. Although the Bank has a diversified portfolio, a substantial portion is secured by improved and unimproved real estate and is dependent on the real estate market.

      The following is a summary of activity in the allowance for loan losses:

                                                                                   2001           2000
                                                                                ----------    ---------
          Balance at beginning of year                                          $2,456,825    2,014,954
          Provision charged to expense                                             130,501      475,052
          Loans charged off                                                       (127,241)     (41,711)
          Recoveries of loans previously charged off                                17,768        8,530
                                                                                ----------    ---------

          Balance at end of year                                                $2,477,853    2,456,825
                                                                                ==========    =========


(5)   Premises and Equipment
      Premises and equipment are comprised of the following:


                                                                                    2001          2000
                                                                                -----------   ----------
          Land                                                                  $   531,512      531,512
          Buildings                                                               3,066,640    3,069,627
          Furniture, fixtures and equipment                                       3,307,257    3,100,847
                                                                                -----------   ----------

                                                                                  6,905,409    6,701,986
          Less accumulated depreciation                                          (2,898,762)  (2,444,090)
                                                                                -----------   ----------

                                                                                $ 4,006,647    4,257,896
                                                                                ===========   ==========

      Depreciation expense totaled approximately $459,000 and $445,000 in 2001 and 2000, respectively.

(6)   Deposits
      Maturities of time deposits at December 31, 2001 are as follows:

          Maturing in:
            2002                                            $ 66,918,135
            2003                                              17,229,295
            2004                                               4,854,357
            2005                                               9,218,528
            2006 and thereafter                                4,902,099
                                                            ------------


                                                            $103,122,414
(7)   Other Borrowed Funds
      The Bank has invested in Federal Home Loan Bank (FHLB) stock for the purpose of establishing credit lines with the FHLB. Total one-to-four family residential mortgage loans amount to $39,697,000 at December 31, 2001. Any advances are secured by the Bank's one-to-four-family residential mortgage loans. Outstanding borrowings totaled $6,000,000 and $8,000,000 at December 31, 2001 and 2000, respectively. The advances outstanding at December 31, 2001 carrying fixed and variable interest rates ranging from 5.3275 to 5.71 percent per annum, require monthly or quarterly payments of interest only and mature through September 28, 2004. The FHLB has the option to convert a $2,000,000 advance in September 2001 to an advance bearing interest based on the three-month floating LIBOR rate. At December 31, 2001, total credit availability for the Bank amounted to $30,600,000.


(8)   Income Taxes
      The following are the components of income tax expense:

                                                             2001         2000
                                                          ----------   --------
      Current                                             $1,126,660    942,075
      Deferred                                               (83,984)  (209,607)
                                                          ----------   --------

             Total income tax expense                     $1,042,676    732,468
                                                          ==========   ========

      The differences between the provision for income taxes and the amount computed by applying the statutory federal income tax rate to earnings before income taxes are as follows:

                                                                                                   2001         2000
                                                                                                ----------    ---------
      Income taxes computed at federal statutory tax rate                                       $1,226,366      945,335
      Increase (decrease) resulting from:
          Tax-exempt interest                                                                    (238,717)     (261,215)
          Nondeductible interest on tax-exempt investments                                          39,527       43,543
          Other, net                                                                                15,500        4,805
                                                                                                ----------    ---------

                                                                                                $1,042,676      732,468
                                                                                                ==========    =========

      The following summarizes the components of the net deferred tax asset. The deferred tax asset is included as a component of other assets at December 31, 2001 and 2000:

                                                                                                  2001          2000
                                                                                                ----------    ---------
      Deferred income tax assets:
          Allowance for loan losses                                                             $  887,347      869,628
          Pension plan contributions                                                                39,895       41,307
          Deferred compensation                                                                     86,715       51,293
          Amortization                                                                              86,872       70,585
                                                                                                ----------    ---------

                 Total gross deferred tax assets                                                 1,100,829    1,032,813
                                                                                                ----------    ---------

      Deferred income tax liabilities:
          Accumulated depreciation on premises and equipment                                      (159,078)    (162,897)
          Unrealized gain on investment securities available for sale                             (228,939)     (43,624)
          Deferred loan costs                                                                      (16,066)     (28,215)
                                                                                                ----------    ---------

                 Total gross deferred tax liabilities                                             (404,083)    (234,736)
                                                                                                ----------    ---------

                 Net deferred income tax asset                                                  $  696,746      798,077


(9)   Employee Benefit and Deferred Compensation Plans
      The Parent Company sponsors a defined benefit pension plan covering substantially all employees. The plan calls for benefits to be paid to eligible employees at retirement based primarily upon years of service with the Parent Company and compensation rates for the last five years. Contributions to the plan reflect benefits attributed to employees' services to date, as well as services expected to be performed in the future.

      Pension expense includes the following components:


                                                                                                     2001       2000
                                                                                                   --------   -------
      Service cost of the current period                                                           $ 92,304    76,937
      Interest cost on the projected benefit obligation                                              55,354    41,853
      Return on plan assets                                                                         (48,919)  (39,732)
      Net amortization of prior service cost, transaction liability, and net gain                   (11,321)   (2,630)
                                                                                                   --------   -------

      Pension expense, net                                                                         $ 87,418    76,428
                                                                                                   ========   =======


      The following sets forth the funded status of the plan and the amounts included in the accompanying balance sheet:


                                                                                                   2001        2000
                                                                                                 ---------    -------
      Actuarial present value of benefit obligations
          Vested benefit obligation                                                              $ 440,386    327,482
                                                                                                 =========    =======

          Accumulated benefit obligation                                                         $ 468,735    352,282
                                                                                                 =========    =======

          Projected benefit obligation                                                             946,987    703,127
          Fair value of assets held in the plan                                                    629,799    548,939
                                                                                                 ---------    -------

      Unfunded excess of projected benefit obligation over plan assets                             317,188    154,188
      Net unrecognized gain from changes in assumptions for
          weighted average discount rate, expected long-term rate of return on assets, mortality tables and other actuarial assumptions, addition
          of participants and projected earnings                                                  (220,529)   (59,127)
      Unamortized liability at transition                                                           12,163     13,761
                                                                                                 ---------    -------

      Accrued pension expense liability                                                          $ 108,822    108,822


      The following table sets forth the assumptions used compute the estimated pension liability:


                                                                                                      2001       2000
                                                                                                      ----       ----
          Weighted average discount rate - projected benefit obligation                               7.50%      7.00%
          Increase in future compensation levels                                                      5.00%      5.00%
          Expected long-term rate of return                                                           8.25%      8.25%


      The Parent Company uses the straight-line method of amortization for prior service cost and unrecognized gains and losses. The Parent Company contributed $89,838 and $73,566 to the plan in 2001 and 2000, respectively.

      The Parent Company sponsors an Internal Revenue Code Section 401(k) Employee Savings Plan that permits an employee to defer annual cash compensation. The Parent Company's Board of Directors determines the Parent Company's contribution, which were approximately $266,000 and $203,000 in 2001 and 2000, respectively.

      In 1999, the Bank had salary continuation agreements with its chief executive officer and three other officers. In 2001 and 2000, the Bank expensed $89,037 and $50,237, respectively, for the accrual of future salary continuation benefits. The Bank has elected to fund the salary continuation liability with single premium universal life insurance policies. In 2001 and 2000, cash value income totaled $130,551 and $117,891, respectively. As of December 31, 2001 and 2000, other assets included $2,622,569 and $2,206,228, respectively, in surrender value, and other liabilities included salary continuation benefits payable of $234,674 and $145,637, respectively.

      The Bank also maintains split dollar insurance on its chief executive officer. In 2001 and 2000, the insurance policy premiums expensed totaled $4,380 for each year and the increase in cash surrender value recorded in income totaled $11,279 and $10,621, respectively. As of December 31, 2001 and 2000, other assets includes accrued cash surrender value of $134,769 and $123,490, respectively.

(10)  Stock Option Plan
      The Company has a Stock Option Plan under which a maximum of 48,125 shares of Common Stock have been reserved. Options are granted with exercise prices equal to the fair market value of the stock at the date of grant. These options expire 10 years from the grant date and are 20% vested each year for 5 years. The Plan provides that upon exercise, the number of options awarded will be adjusted for any stock dividends occurring since the grant date. Therefore, the number of shares granted and the weighted average exercise prices have been adjusted for any stock dividends that have been declared since the first options were granted under the Plan.


          SFAS No. 123, "Accounting for Stock Based Compensation", encourages, but does not require, entities to compute the fair value of options at the date of grant and to recognize such costs as compensation expense. As allowed under SFAS No. 123, the Company measures compensation costs for the option plan using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees". Therefore, no compensation expense has been recognized in 2001 and 2000 related to the stock option plans. For purposes of pro forma disclosures, all compensation costs have been recognized in the same year as the grant. There have been no options granted during the periods reported.


      A summary status of the Company's Stock Option Plan as of December 31, 2001 and 2000, and changes during the years ending on those dates is as follows:


                                                                               2001                      2000
                                                                     -----------------------     --------------------
                                                                                   Weighted                 Weighted
                                                                                    Average                  Average
                                                                                    Option                  Option
                                                                     Option        Price Per     Option    Price Per
                                                                     Shares          Share       Shares      Share
                                                                     ------        ---------     ------    ----------
                  Outstanding, beginning of year                     30,938          $32.73      30,938      $32.73
                  Granted during the year                                 -               -           -           -
                                                                     ------        ---------     ------    ----------
                  Outstanding, end of year                           30,938          $32.73      30,938      $32.73
                                                                     ======          ======      ======      ======

                Number of shares exercisable                         12,376                       6,188
                                                                     ======                      ======


      The weighted average remaining contractual life of the options granted is
      7.5 years as of December 31, 2001.

(11)  Related Party Transactions
      As of December 31, 2001 and 2000, the Bank had direct and indirect loans outstanding to or for the benefit of certain of the Bank's executive officers, directors, and their related interests of $2,885,907 and $3,475,882, respectively. During 2001 and 2000, $8,177,111 and $2,390,003
      of such loans were made and repayments totaled $8,767,086 and $3,048,717, respectively. These loans were made in the ordinary course of business in conformity with normal credit terms, including interest rates and collateral requirements prevailing at the time for comparable transactions with other borrowers. These individuals and their related interests also maintain customary demand and time deposit accounts at the Bank.

(12)  Stockholders' Equity
      The Parent Company and the Bank are subject to various capital requirements administered by the regulatory authorities. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company financial statements. The regulations require the Company to meet specific capital adequacy guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital classification is also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

      Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the following tables) of Tier 1 capital (as defined in the regulations) to total average assets (as defined), and minimum ratios of Tier 1 and total capital (as defined) to risk-weighted assets (as defined). As of December 31, 2001, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be considered well capitalized and adequately capitalized (as defined) under the regulatory framework for prompt corrective action, the Company must maintain minimum Tier 1 leverage, Tier 1 risk-based, and total risk-based ratios as set forth in the tables. The Company's actual capital amounts and ratios are also presented in the following tables. Capital levels at the Parent Company approximate those of the Bank.


                                                                               Adequately
                                                 Well Capitalized              Capitalized
                                                     Requirement               Requirement                     Actual
                                                 ---------------------      --------------------        -----------------------
                                                    Amount       Ratio         Amount      Ratio           Amount         Ratio
                                                 -----------    ------      -----------   ------        -----------      ------
          December 31, 2001
           Tier 1 Capital
              (to Average Assets)                $11,376,000     5.0%       $ 6,826,000    3.0%         $19,304,000       8.5%
           Tier 1 Capital
              (to Risk Weighted Assets)          $10,004,000     6.0%       $ 6,669,000    4.0%         $19,304,000      11.6%
           Total Capital
              (to Risk Weighted Assets)          $16,673,000    10.0%       $13,338,000    8.0%         $21,393,000      12.8%

          December 31, 2000
           Tier 1 Capital
              (to Average Assets)                $10,392,000     5.0%       $ 6,235,000    3.0%         $16,759,000       8.1%
           Tier 1 Capital
              (to Risk Weighted Assets)          $ 9,332,000     6.0%       $ 6,221,000    4.0%         $16,759,000      10.8%
           Total Capital
              (to Risk Weighted Assets)          $15,553,000    10.0%       $12,443,000    8.0%         $18,710,000      12.0%



      Management believes, as of December 31, 2001, that the Parent Company and the Bank meet all capital requirements to which they are subject.

      Banking regulations limit the amount of dividends which the Bank may pay without obtaining prior approval. Under current state banking laws, the approval of the Georgia Department of Banking and Finance will be required if the total of all dividends declared in the calendar year exceeds 50 percent of the net profits for the previous calendar year, and the ratio of equity capital to adjusted total assets is less than 6 percent. At December 31, 2001, stockholders' equity of the Bank available for the payment of dividends after that date to the Parent Company without prior regulatory approval was approximately $1,286,000.

(13)  Stock Split Effected in the Form of a Stock Dividend
      On February 15, 2001, the Board of Directors declared a 5-for-4 stock split to be effected in the form of a stock dividend. All share and per share amounts presented in the financial statements have been adjusted for this split as if it had occurred as of January 1, 2000.

(14)  Off-Balance-Sheet Financial Instruments
      The Bank is a party to financial instruments with off-balance-sheet risk to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract amounts of these instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

      The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

      Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. At December 31, 2001 and 2000, commitments to extend credit totaled $21,631,366 and $19,463,528, respectively.

      Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. At December 31, 2001 and 2000, commitments under letters of credit aggregated $717,000 and $627,000, respectively. In 2001 and 2000, the Bank was not required to perform on any letters of credit.

      The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the other party. Collateral held varies but may include accounts receivable; inventory; property, plant and equipment; and income-producing commercial properties on those commitments for which collateral is deemed necessary.

(15)  Fair Value of Financial Instruments
      The assumptions used in the estimation of the fair value of the Company's financial instruments are detailed below. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques. The use of discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following disclosures should not be considered a surrogate of the liquidation value of the Company or its subsidiaries, but rather a good-faith estimate of the increase or decrease in value of financial instruments held by the Company since purchase, origination or issuance.

          Cash and Cash Equivalents
          For cash and cash equivalents, the carrying amount is a reasonable estimate of fair value.

          Investment Securities
          Fair values for investment securities are based on quoted market prices.

          Loans
          The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. For variable rate loans, the carrying amount is a reasonable estimate of fair value.

          Other Investments
          The carrying value of other investments is estimated to approximate fair value.

          Cash Surrender Value of Life Insurance
          The carrying value of cash surrender value of life insurance approximates fair value.

          Deposits
          The fair value of demand deposits, savings accounts, NOW accounts, and certain money market deposits are the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

          Other Borrowed Funds
          The fair value of the FHLB variable and fixed rate borrowings approximate their carrying value.


          Commitments to Extend Credit and Standby Letters of Credit
          Because commitments to extend credit and standby letters of credit are made using variable rates, the carrying value is a reasonable estimate of fair value.


      Limitations
      Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on many judgments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

      Fair value estimates are based on existing on and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include deferred income taxes and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

      The carrying amount and estimated fair values of the Company's financial instruments at December 31, 2001 and 2000 are as follows:


                                                               December 31, 2001                 December 31, 2000
                                                            --------------------------     ----------------------------
                                                            Carrying        Estimated       Carrying         Estimated
                                                              Value         Fair Value        Value          Fair Value
                                                            ------------   -----------     -----------     ------------
         Financial assets:
             Cash and cash equivalents                      $ 26,651,989    26,651,989       7,933,357       7,933,357
             Investment securities                          $ 37,157,875    37,292,993      35,701,814      35,821,183
             Other investments                              $  1,106,492     1,106,492       1,086,992       1,086,992
             Loans                                          $157,642,858   160,711,221     153,330,276     153,840,168
             Cash surrender value of life insurance         $  2,757,338     2,757,338       2,329,718       2,329,718

         Financial liabilities:
              Deposits                                      $204,170,348   207,051,660     180,923,763     181,344,140
              Other borrowed funds                          $  6,000,000     6,000,000       8,000,000       8,000,000






In the original audited financial statements, the carrying amount and the fair value of the off balance sheet instruments were both reflective of the notional amount of the commitments to extend credit and the letters of credit. The assumption was that these amounts represented future borrowings that would be funded. Additionally, in a vast majority of the cases, the underlying credit included a variable rate instrument (i.e. a loan based on the prime rate). Upon review of the AICPA Financial Institution Audit Guide, we determined that the more appropriate carrying value would be the value of any recorded assets or liabilities associated with that loan commitments. Due to the short term duration of a vast majority of the off balance sheet financial instruments, management has chosen not to defer any fees associated with the off balance sheet financial instruments. Therefore, we have determined that the carrying value associated with the off balance sheet financial instruments is zero. Additionally, as noted above, the vast majority of the off balance financial instruments (or their underlying credit instrument) include variable interest rates. Therefore, we have determined that the fair value associated with the off balance sheet instruments is zero.


(16)  Condensed Financial Information of McIntosh Bancshares, Inc.

                            Condensed Balance Sheets
                                  (Parent Only)



                                                                                                 2001           2000
                                                                                              -----------    ----------

                                     Assets
          Cash                                                                                $   197,280       187,316
          Due from McIntosh State Bank subsidiary                                                       -       105,799
          Investment in McIntosh State Bank subsidiary                                         20,349,831    17,572,603
          Investment in McIntosh Financial Services, Inc. subsidiary                               30,676        42,946
          Other investments                                                                       249,963       249,963
                                                                                              -----------    ----------

                  Total assets                                                                $20,827,750    18,158,627
                                                                                              ===========    ==========
                      Liabilities and Stockholders' Equity

          Other liabilities                                                                   $   110,249       239,809
                                                                                              -----------    ----------

                  Total liabilities                                                               110,249       239,809
                                                                                              -----------    ----------
          Stockholders' equity:
               Common stock                                                                   $ 2,798,523     2,798,523
               Surplus                                                                          8,905,393     8,905,393
               Retained earnings                                                                8,569,174     6,130,220
               Accumulated other comprehensive income                                             444,411        84,682
                                                                                              -----------    ----------

                  Total stockholders' equity                                                   20,717,501    17,918,818
                                                                                              -----------    ----------

                                                                                              $20,827,750    18,158,627
                                                                                              ===========    ==========


                        Condensed Statements of Earnings
                                  (Parent Only)



                                                                                                  2001          2000
                                                                                              -----------    ----------
          Other income                                                                        $   35,926             -
          Dividend from Bank subsidiary                                                          175,000       100,000
          Operating expenses                                                                     (46,922)      (56,868)
                                                                                              ----------     ---------
          Income before income tax benefit and equity in
            undistributed earnings of subsidiaries                                               164,004        43,132
           Income tax benefit                                                                      4,051        19,335
                                                                                              ----------     ---------

          Income before equity in undistributed earnings of subsidiaries                         168,055        62,467

          Equity in undistributed earnings of subsidiaries                                     2,405,228     1,985,463
                                                                                              ----------     ---------

                    Net earnings                                                              $2,573,283     2,047,930
                                                                                              ==========     =========




                       Condensed Statements of Cash Flows
                                  (Parent Only)



                                                                                                 2001            2000
                                                                                              ----------     ----------
          Cash flows from operating activities:
          Net earnings                                                                        $ 2,573,283      2,047,930
          Adjustments to reconcile net earnings to net
            cash provided by operating activities:
                Equity in undistributed earnings of subsidiaries                               (2,405,228)    (1,985,463)
                Change in due from subsidiary                                                     105,799       (103,256)
                Change in other liabilities                                                      (129,561)       231,713
                                                                                              -----------     ----------

                         Net cash provided by operating activities                                144,293        190,924
                                                                                              -----------     ----------
          Cash flows from financing activities, consisting of
            dividends paid                                                                       (134,329)      (122,097)
                                                                                              -----------     ----------

                         Net cash flows used by financing activities                             (134,329)      (122,097)
                                                                                              -----------     ----------

          Net change in cash                                                                        9,964         68,827

          Cash at beginning of year                                                               187,316        118,489
                                                                                              -----------     ----------
          Cash at end of year                                                                 $   197,280        187,316
                                                                                              ===========     ==========


                           McINTOSH BANCSHARES, INC.

                                AND SUBSIDIARIES

                       CONSOLIDATED FINANCIAL STATEMENTS

                            MARCH 31, 2002 AND 2001

                                  (UNAUDITED)

                   MCINTOSH BANCSHARES, INC. AND SUBSIDIARIES

                           Consolidated Balance Sheet

                                 March 31, 2002
                                   (Unaudited)

                                     Assets

 Cash and due from banks                                                     $        7,011,571
 Federal funds sold                                                                   9,458,000
 Investment securities held to maturity                                               2,779,608
    (market value of $2,914,768  )
 Investment securities available for sale                                            43,083,618
    (amortized cost of $42,564,323)
 Other investments                                                                    1,125,793
 Loans                                                                              162,576,635
 Less: Allowance for loan losses                                                     (2,544,450)
                                                                               -----------------
       Loans, net                                                                   160,032,185
                                                                               -----------------

 Premises and equipment, net                                                          3,922,090
 Accrued interest receivable and other assets                                         6,264,972
                                                                               -----------------

               Total Assets                                                  $      233,677,837
                                                                               -----------------

                       Liabilities and Stockholders' Equity

 Liabilities:
    Deposits:
       Demand                                                                $       18,836,080

       Money Market and NOW accounts                                                 74,692,655
       Savings                                                                        9,687,964
       Time deposits of $100,000 or more                                             36,771,992
       Time deposits                                                                 65,203,246
                                                                               -----------------

         Total Deposits                                                             205,191,937

 Borrowed funds                                                                       6,000,000
 Accrued interest payable and other liabilities                                       1,393,175
                                                                               -----------------
            Total Liabilities                                                       212,585,112


 Stockholders' equity:
    Common stock, par value $2.50; 5,000,000 shares authorized,
    1,119,409 shares issued and outstanding,                                          2,798,523
    Surplus                                                                           8,905,393
    Retained earnings                                                                 9,046,075
    Accumulated other comprehensive income                                              342,734
                                                                               -----------------

            Total stockholders' equity                                               21,092,725
                                                                               -----------------

               Total Liabilities and stockholders' equity                    $      233,677,837
                                                                               -----------------

See accoumpanying notes to financial statements.

                       Consolidated Statements of Earnings

           For Each of the Three Months Ended March 31, 2002 and 2001
                                   (Unaudited)

                                                                                            2002           2001
                                                                                         ------------   ------------
Interest income:
   Loans, including fees                                                               $   3,302,638  $   3,910,130
   Interest on investment securities:
     U.S. Treasury, U.S. Government agency and
         Mortgage-backed securities                                                          370,799        321,935
     State, county and municipal                                                             133,802        140,066
     Other investments                                                                        26,835         17,982
   Federal funds sold and other short-term investments                                        66,182         79,910
                                                                                         ------------   ------------

            Total interest income                                                          3,900,256      4,470,022

Interest expense:
   Interest-bearing demand and money market                                                  278,492        426,155
   Savings                                                                                    30,315         49,901
   Time deposits of $100,000 or more                                                         446,005        656,936
   Other time deposits                                                                       775,677      1,111,173
   Other                                                                                      80,645        124,359

           Total interest expense                                                          1,611,134      2,368,523
                                                                                         ------------   ------------

           Net interest income                                                             2,289,122      2,101,499

Provision for loan losses                                                                     71,533        105,644
                                                                                         ------------   ------------

                   Net interest income after provision for loan losses                     2,217,589      1,995,855
                                                                                         ------------   ------------

Other Income:
    Service charges                                                                          370,846        221,032
    Investment securities gains (losses)                                                           0            459
    Other income                                                                             272,363        270,108

          Total other income                                                                 643,209        491,598
                                                                                         ------------   ------------

Other expenses:
    Salaries and employee benefits                                                         1,194,645      1,076,561
    Occupancy and equipment                                                                  213,822        221,757
    Other operating                                                                          489,715        453,063
                                                                                         ------------   ------------

          Total other expenses                                                             1,898,182      1,751,381
                                                                                         ------------   ------------

              Earnings before income taxes                                                   962,616        736,072

    Income tax expense                                                                       317,805        202,602
                                                                                         ------------   ------------

                     Net earnings                                                      $     644,811  $     533,470
                                                                                         ============   ============

Net earnings per common share based on average outstanding
shares of 1,119,409 in 2002 and 1,119,409 in 2001                                      $        0.58  $        0.48
                                                                                         ============   ============
Fully Diluled net earnings per common share based on average outstanding
shares of 1,121,416 in 2002 and 1,122,979 in 2001                                      $        0.57  $        0.48
                                                                                         ============   ============

See accoumpanying notes to financial statements.

                   MCINTOSH BANCSHARES, INC. AND SUBSIDIARIES

                 Consolidated Statements of Comprehensive Income

               For the Three Months Ended March 31, 2002 and 2001
                                   (Unaudited)



                                                                               2,002                2,001
                                                                            ------------         ------------
Net Earnings                                                              $     644,811        $     533,470

Other comprehensive income, net of tax:
     Unrealized gains (losses) on securities available for sale:
        Holding gains (losses) arising during period, net of tax
        of ($52,379) and $130,919                                              (101,677)             254,138
        Reclassification adjustments for (gains) losses included
        in net earnings.                                                              -                    -
                                                                            ------------         ------------

        Total other comprehensive income (loss)                                (101,677)             254,138
                                                                            ------------         ------------

        Comprehensive income                                              $     543,134        $     787,608
                                                                          =============        =============


See accoumpanying notes to financial statements.

                   MCINTOSH BANCSHARES, INC. AND SUBSIDIARIES

                      Consolidated Statement of Cash Flows

           For the Each of the Three Months Ended March, 2002 and 2001
                                   (Unaudited)

                                                                                                      2002                2001
                                                                                                 ---------------     -------------
Cash Flows from operating activities:
      Net earnings                                                                             $        644,811    $      533,470
        Adjustments to reconcile net to net cash provided by operating activities:
          Depreciation, accretion and amortization                                                      130,750           116,610
          Gain (Loss) on sale and impairment of securities                                                    -                 -
          Provision for loan losses                                                                      71,533           105,674
          Provision for deferred income taxes                                                                 -
          Loss on disposal of equipment                                                                       -
          Change in:
             Accrued interest receivable and other assets                                               (44,071)          245,587
             Accrued interest payable and other liabilities                                            (453,360)         (135,770)
                                                                                                 ---------------     -------------

Net cash Provided by operating activities                                                               349,663           865,571
                                                                                                 ---------------     -------------

Cash flows from investing activities
      Proceeds from maturities and paydowns of securities available for sale                          2,103,080         9,434,354
      Proceeds from maturities and paydowns of securities held to maturity                               65,000                 -
      Proceeds from sales of securities available for sale                                                    -
      Purchases of securities available for sale                                                    (11,048,604)       (2,553,014)
      Purchases of other investments                                                                    (19,301)          (19,500)
      Sale of other investments                                                                               -             2,134
      Net change in loans                                                                            (2,460,858)         (898,177)
      Purchases of premises and equipment                                                               (25,076)          (53,794)
                                                                                                 ---------------     -------------

        Net cash uses by investing activities                                                       (11,385,759)        5,912,003
                                                                                                 ---------------     -------------

Cash flows from financing activities
      Net change in deposits                                                                          1,021,589         4,690,268
      Change in other borrowed funds                                                                          -                 -
      Dividends paid                                                                                   (167,911)         (134,329)
                                                                                                 ---------------     -------------

        Net cash provided by financing activities                                                       853,678         4,555,939
                                                                                                 ---------------     -------------

Net increase (decrease) in cash and cash equivalents                                                (10,182,418)       11,333,513

Cash and cash equivalents at beginning of period                                                     26,651,989         7,933,357
                                                                                                 ---------------     -------------

Cash and cash equivalents at end of period                                                     $     16,469,571    $   19,266,870
                                                                                                 ---------------     -------------

Supplemental schedule of noncash investing and financing activities
Change in net unrealized gain/loss on investment securities available-for-sale, net of tax             (101,677)          254,138
Supplemental disclosures of cash flow information
Cash paid during the year for
      Interest                                                                                        1,672,656         2,348,761
      Income taxes                                                                                      430,500           293,479


See accoumpanying notes to financial statements.

                                    PART III

Item 1.  Index to Exhibits


         2(a) Articles of Incorporation of McIntosh Bancshares, Inc. ("Incorporated by referenced as Exhibit 2(a) to the Registrant's Form 10-SB filed by the Registrant on April 29, 2002, File No. 0-49766.")

         2(b) Amendment to Articles of Incorporation of McIntosh Bancshares, Inc.-April 23, 1998 ("Incorporated by referenced as Exhibit 2(b) to the Registrant's Form 10-SB filed by the Registrant on April 29, 2002, File No. 0-49766.")

         2(c) Bylaws of McIntosh Bancshares, Inc. ("Incorporated by referenced as Exhibit 2(c) to the Registrant's Form 10-SB filed by the Registrant on April 29, 2002, File No. 0-49766.")

         2(d) Amendment to bylaws of McIntosh Bancshares, Inc. dated April 23, 1998 ("Incorporated by referenced as Exhibit 2(d) to the Registrant's Form 10-SB filed by the Registrant on April 29, 2002, File No. 0-49766.")

         6(a) Stock Option Agreement with William K. Malone ("Incorporated by referenced as Exhibit 6(a) to the Registrant's Form 10-SB filed by the Registrant on April 29, 2002, File No. 0-49766.")

         6(b) Stock Option Agreement with Thurman L. Willis ("Incorporated by referenced as Exhibit 6(b) to the Registrant's Form 10-SB filed by the Registrant on April 29, 2002, File No. 0-49766.")

         6(c) Stock Option Agreement with Bruce E. Bartholomew ("Incorporated by referenced as Exhibit 6(c) to the Registrant's Form 10-SB filed by the Registrant on April 29, 2002, File No. 0-49766.")

         6(d) Stock Option Agreement with James P. Doyle ("Incorporated by referenced as Exhibit 6(d) to the Registrant's Form 10-SB filed by the Registrant on April 29, 2002, File No. 0-49766.")

         6(e) Change in Control Agreement with William K. Malone ("Incorporated by referenced as Exhibit 6(e) to the Registrant's Form 10-SB filed by the Registrant on April 29, 2002, File No. 0-49766.")

         6(f) Change in Control Agreement with Thurman L. Willis ("Incorporated by referenced as Exhibit 6(f) to the Registrant's Form 10-SB filed by the Registrant on April 29, 2002, File No. 0-49766.")

         6(g) Change in Control Agreement with Bruce E. Bartholomew ("Incorporated by referenced as Exhibit 6(g) to the Registrant's Form 10-SB filed by the Registrant on April 29, 2002, File No. 0-49766.")

         6(h) Change in Control Agreement with James P. Doyle ("Incorporated by referenced as Exhibit 6(h) to the Registrant's Form 10-SB filed by the Registrant on April 29, 2002, File No. 0-49766.")

                                   SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this Amendment No. 1 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                  (Registrant)      McINTOSH BANCSHARES, INC.


                                    Date: July 9, 2002


                                    BY: /s/ William K. Malone
                                        ---------------------------------------
                                            WILLIAM K. MALONE
                                            Chief Executive Officer

                                   SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this Amendment No. 2 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                  (Registrant)      McINTOSH BANCSHARES, INC.


                                    Date: August 9, 2002


                                    BY: /s/ WILLIAM K. MALONE
                                        ---------------------------------------
                                            WILLIAM K. MALONE
                                            Chief Executive Officer